Norwood Abbey Ltd ACN 085 162 456 ABN 20 085 162 456
63 Wells Road Chelsea Heights Victoria 3196 Australia

Telephone 9782 7333
Facsimile 9782 7334
norwood@norwoodabbey.com.au

16 June 2004

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Norwood Abbey Ltd. (the "Issuer")
File Number 82-34754

To Whom it May Concern:

I enclose for submission the following reports as filed in Australia:

Date of Issue	Subject
10/06/2004	Investor Briefing
25/05/2004	Investor Newsletter
24/05/2004	Appointment of distributor for key market in Korea/Secures first product orders
24/05/2004	Appointment of Non-Executive Chairman
24/05/2004	Appendix 3B - Conversion of Options
4/05/2004	Appendix 3B - Conversion of Options
3/05/2004	Acquisition of key products from Novartis AG subsidiary CIBA Vision
30/04/2004	Quarterly cash flow statement & appendix 4C
27/04/2004	Significant Immunology Developments
23/04/2004	Norwood Immunology - Singapore Patent Granted
21/04/2004	Progresses NASDAQ Listing
21/04/2004	Appendix 3B - Conversion of Options
19/04/2004	Laser device receives European Marketing Approval
15/04/2004	Appendix 3B - Conversion of Options
13/04/2004	Appendix 3B - Conversion of options
8/04/2004	Appendix 3B - Conversion of Options
5/04/2004	Norwood Immunology $280 Million Float

dlw 6/23

Date of Issue	Subject
18/03/2004	Corporate Presentation - March 2004
17/03/2004	Correction: Change of Registry address
11/03/2004	Commences Trading on Berlin Stock Exchange
11/03/2004	Diagnostic Patent - Interstitial Fund - Aust. Patent Granted
11/03/2004	Australian Drug Delivery Patent Grants
5/03/2004	Appendix 3B - Conversion of Options
3/03/2004	Remote control drug delivery thru patent grant clarification
27/02/2004	Half Yearly Report & Half Year Accounts
27/02/2004	Needle-Free Injection Device - Accelerated Development
27/02/2004	USA Patent Granted
25/02/2004	Receives additional FDA 510(K) Approval
23/02/2004	First laser product sales in USA market
23/02/2004	European patents granted
12/02/2004	First Patent Granted for Immunology Project
3/02/2004	Completes Level One ADR Listing

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Yours faithfully

Lula Liossi
Corporate Communications Manager
Norwood Abbey Ltd

FILE NUMBER: 82-34754


investor briefing
NORWOOD EYECARE
www.norwoodeyecare.com
JUNE 2004

NORWOOD ACQUIRES PORTFOLIO OF INNOVATIVE EYE CARE PRODUCTS USED IN THE NEXT GENERATION OF LASER EYE SURGERY

At the beginning of May 2004, Norwood Abbey acquired the world-wide rights to the medical devices and intellectual property associated with Epi-LASIK, the next generation in laser vision correction surgery. This investor briefing explains the science behind this exciting new technology and what the acquisition means to Norwood and its shareholders.

Current laser eye surgery, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to produce a corneal intra stromal cut that allows a thin flap of corneal stromal tissue to be created. The second stage is the laser treatment to correct the patient's vision which has been used for a number of years and is a widely accepted and proven technology. Industry statistics indicate that complications occur in up to 12 per cent of patients as a result of cutting the eye.

The next generation approach to laser eye surgery, Epi-LASIK, removes the need to cut the eye and eliminates the associated complications. Instead, a unique hand-held instrument (the Centurion SES™) uses disposable separators (the EpiEdge™) to gently peel back the epithelium along a natural cleavage plane. This is moved to one side while the laser corrects the vision and then the epithelium is moved back into place with minimal surgical manipulation. The living cells reattach themselves and heal naturally in a few days.

World renowned US Ophthalmologist Dr Marguerite McDonald describes Epi-LASIK as "a huge step forward in refractive surgery; this will change the way we perform refractive surgery."

OVERVIEW

- This acquisition, from Novartis AG subsidiary, CIBA Vision, places Norwood at the forefront of corrective vision treatments.
- The products behind Epi-LASIK, the Centurion SES™ and EpiEdge™, remove the need to cut the eye in preparation for laser vision correction surgery, eliminating associated complications.
- Epi-LASIK is a proven procedure, supported by extensive clinical studies around the world. It has USA (FDA) and European (CE Mark) marketing approvals.
- Norwood EyeCare successfully launched the Centurion SES™ and EpiEdge™ at the American Society of Cataract & Refractive Surgery (ASCRS) Conference in San Diego from 1 to 4 May 2004.
- Professor Ioannis Pallikaris, the inventor of the LASIK and Epi-LASIK procedures, will act as a consultant to Norwood as a foundation member of its Clinical Advisory Board.
- In 2003, there were in excess of three million laser corrective surgery procedures performed worldwide.
- Sales and marketing team is already in place in the USA actively selling Epi-LASIK. First distributor has been appointed in Korea and distributors have been identified for key European countries and will be appointed in coming weeks.
- As a medical device that relies on a single-use disposable component, the Centurion SES™ and EpiEdge™ fits naturally within Norwood's Devices business.
- First revenues are expected in the second half of CY 2004, with US$10 million revenue forecast for financial year 2005.



Prof. Ioannis Pallikaris

CENTURION SES SYSTEM



Drive Control Unit (DCU and Foot Pedal)



EpiEdge™ Separator



EpiEdge™ Handpiece

Inventor of Epi-LASIK, Professor Ioannis Pallikaris stated: "The refractive community has already enthusiastically accepted Epi-LASIK and I believe Norwood can really enhance its progress. I feel their presence will be a gain for refractive surgery."

TECHNOLOGY BACKGROUND

Laser eye surgery can be used to treat both near-sighted (myopia) and far-sighted (hyperopia) people. With near-sighted people the aim is to flatten a cornea which is too sharply curved whereas with far-sighted people the goal is to steepen the curvature of the cornea.

Photo-Refractive Keratectomy (PRK) was the most commonly used technique in the early stages of laser refractive surgery. PRK was invented in the early 80's. The first USA FDA approval for PRK was not until 1995 but the procedure had been practiced internationally for many years prior to its FDA approval. With PRK the laser is used to ablate small amounts of tissue from the surface of the cornea in order to reshape it.

In 1999, LASIK (laser in situ keratomileusis) was introduced to the world by Professor Ioannis Pallikaris, a renowned Greek ophthalmologist (eye-surgeon). Since that time LASIK has become the most commonly used technique mainly due to the lack of pain and that corrected vision is usually achieved almost immediately. An instrument called a microkeratome is used during the LASIK procedure to produce a corneal intra stromal cut that allows a thin flap of corneal stromal tissue to be created. This flap is folded back by the surgeon and the laser is used to ablate small amounts of tissue on the exposed stromal bed. The flap is then laid back into place over where the tissue was removed. In some cases the flap doesn't permanently re-attach and there have been cases of dislodgement, and also cases of infection and inflammation under the flap have been reported. Although LASIK is popular because patients' vision recovers faster than PRK, cutting of the cornea can also produce complications such as dry eye and the perception of halos or starbursts.

Lately a variation of the PRK technique has been developed called LASEK for people with thin corneas or to reduce the chance of complications that occur when the flap is created during the LASIK procedure. In LASEK the thin 'skin' of the cornea called the epithelium is not cut with a microkeratome as in LASIK but alcohol is used on the eye to loosen the epithelium. After application of the alcohol the epithelium can be surgically lifted to produce a very thin flap of only epithelial material that can be shifted to one side. The laser can then be used to ablate the underlying stromal tissue and following this the epithelial sheet can be replaced and the living cells of the epithelium quickly reattach themselves permanently.
A transparent bandage contact lens is worn by the patient for up to 6 days following the procedure to ensure the epithelium stays in place and reattaches to the stroma.

In some patients LASIK is not possible as the cornea is not thick enough to allow a flap to be cut over a thick enough bed to permit adequate laser tissue removal. This type of case may be correctible if one uses Epi-LASIK.

In 2003, Professor Pallikaris improved on the LASIK procedure with a new procedure called Epi-LASIK, which eliminates the need to cut the cornea or use alcohol. Instead of a microkeratome device cutting into the cornea, a unique instrument called an epikeratome is used to peel back the epithelium only, along a natural fault line (called Bowman's membrane) before the laser is used (an analogy would be to think of the way an orange is peeled). Once again, the laser is then used to ablate a small amount of the underlying stromal tissue. The thin epithelial sheet (corneal skin) is laid back into place and the living cells of the epithelium quickly re-attach themselves permanently. Studies have shown that in contrast to the LASEK procedure the viability of the cells of the epithelial sheet is greater than 90% using the Epi-LASIK procedure compared to approximately 20% when using alcohol.

Also, not cutting the cornea with the microkeratome nor using alcohol to remove the epithelium eliminates most of the complications previously associated with laser refractive eye surgery. There is no cut in the eye to become infected and no complication of the flap detaching. Not cutting or killing the epithelial cells means less pain for the patient and a faster recovery time.

Epi-LASIK provides patients with:

- Fast recovery
- Reduced post-operative discomfort
- Less chance of haze
- No halos
- More precise vision correction with less aberration
- Greater chance of being able to have laser refractive surgery than with LASIK if the refractive error is high or the cornea is thin.

LASER REFRACTIVE EYE SURGERY TECHNIQUES

THE EYE


Epithelium
Cornea
Lens
Retina
Fovea
Pupil
Iris
Optic Nerve

LASIK


Cornea
STEP 1
Cornea flap
Laser
Eye ball
STEP 2
STEP 3
Cornea flap set back in place

Cross section view of the procedure performed by the microkeratome. Surgical cut creates a flap with a hinge, that the doctor lifts to expose the inner layers of the cornea.

With the flap folded back, the refractive correction is made on the inner layer of the cornea.

Corneal flap is then laid back into place where the tissue was removed.

THE EPI-LASIK PRINCIPLE


Epithelium
EpiEdge™ separator
Bowman's layer
Corneal stroma

Epi-LASIK does not require a surgical cut. The EpiEdge™ separator is used to peel back the epithelium. The refractive correction is then carried out. The epithelium is then laid back into place and quickly reattaches.

WHAT NORWOOD HAS ACQUIRED

Norwood has purchased an innovative device that can be used to separate the epithelium, called the Centurion SES™ system from Novartis subsidiary, CIBA Vision. The Centurion SES™ will be sold with two separate hand pieces and separators, one for use in traditional LASIK procedures (a microkeratome) and one for use in Epi-LASIK procedures, called EpiEdge™ (an epikeratome).

This will allow Norwood to market the Centurion SES™ to ophthalmologists as a device they can use with their existing excimer laser equipment, but also as a technology that will help them to expand their business, using the new Epi-LASIK technique.

Norwood has also purchased complementary intellectual property from CIBA Vision, which includes patent applications, trademarks, copyright and know how for the Centurion SES™ and EpiEdge™. In addition, Norwood has acquired USA (Food & Drug Administration – FDA) and European (CE Mark) marketing approvals for the device, along with CIBA Vision's current inventory.

TERMS OF THE ACQUISITION

The acquisition will cost approximately US$10.6 million: Norwood has paid US$1.625 million on signing and will pay a further US$1 million when the regulatory approvals are transferred from CIBA Vision to Norwood. The FDA transfer is complete and the European (CE Mark) is expected to be completed in the next few months.

The balance of payments to CIBA Vision will be made in equal installments at 31/12/2004 and 31/12/2005.

The deferred payments cover the technology and CIBA Vision's existing inventory. The inventory is more than sufficient to meet all orders in hand and expected sales over the next six months.

INTELLECTUAL PROPERTY POSITION

Norwood has secured an extensive portfolio of patent applications for the use of Epi-LASIK.

NORWOOD'S EXPERIENCE IN OPHTHALMOLOGY

Norwood has more than 30 years of cumulative in-house expertise in the field of ophthalmology and a worldwide network of professional industry contacts.

Norwood Devices CEO, Richard Walmsley, has more than 18 years previous experience in the ophthalmic laser and refractive surgery market having worked for an excimer laser company. Norwood's staff collectively have more than 30 years of cumulative expertise in the eye care market.

The company has already secured the services of former senior CIBA Vision Epi-LASIK staff to undertake sales and marketing in the USA. Damool Systec Corp Ltd one of Korea's leading refractive surgery products suppliers has been appointed as Korean distributor. Prospective distributors for Europe have been identified and the first appointments for Italy, Spain and the United Kingdom, are expected in the next few weeks.

The inventor of the Epi-LASIK technology, Professor Ioannis Pallikaris, will act as a consultant to Norwood as a foundation member of its clinical advisory board.


NORWOOD




NORWOOD
NORWOOD

Pictures from the ASCRS Conference in San Diego, May 2004

CENTURION SES SYSTEM



Drive Control Unit (DCU and Foot Pedal)



EpiEdge™ Separator



EpiEdge™ Handpiece

MARKET POTENTIAL

To date, LASIK has been the most widely accepted laser vision correction surgery technique. Despite complications in up to 12% of patients as a result of cutting the eye, in 2003 there were in excess of three million LASIK procedures performed world-wide using approximately 5,700 LASIK cutting devices.

This represents the current potential market, with Norwood aiming to replace existing LASIK cutting devices with its Centurion SES™ device. However, the total market is expected to grow, as those patients who have not had vision correction treatments due to fear of the potential side-effects are reassured by the Epi-LASIK technology.

The trend in Refractive Surgery is toward "custom ablation" as it has shown to produce an improved visual outcome for the patient. The Epi-LASIK complements this approach to vision correction surgery and additionally it reduces complications.

Due to this trend and the reduction in potential complications, we believe there is significant market demand and growth potential for Epi-LASIK and that Norwood is well positioned to realise this potential.

The Centurion SES™ system has several configurations. Depending on the configuation of the system, the Centurion SES™ will sell for between US$62,000 and US$100,000 and the EpiEdge™ disposable separator has a recommended retail price of US$75.

One separator is required for each patient and Norwood anticipates that an ophthalmologist will use on average 400 separators each year.

Norwood EyeCare received an extremely positive response when it re-launched the Centurion SES™ and EpiEdge™ at the American Society of Cataract & Refractive Surgery (ASCRS) Conference in San Diego from 1 to 4 May. More than 25 orders are in hand and these will be filled during the second half of CY 2004.

There is already strong demand for Epi-LASIK in the USA and we expect revenues in the second half of calendar year 2004 and US$10 million revenue is forecast for financial year 2005.

[illegible]

[illegible]	[illegible]
USA Sales and Marketing commenced	May 2004
Transfer of FDA approvals to Norwood	Q2 CY 2004
Application to the Australian Therapeutic Goods Administration (TGA)	Q2 CY 2004
Transfer of CE Mark approvals to Norwood	Q3 CY 2004
Start European and Asia Pacific sales and marketing	Q3 CY 2004
Start Australian sales and marketing	Q1 CY 2005
First revenues	H2 CY 2004



RICHARD WALMSLEY
CHIEF EXECUTIVE OFFICER
NORWOOD DEVICES

Richard Walmsley leads Norwood Devices Division as CEO. Richard has 18 years experience in the development and commercialisation of medical equipment used in ophthalmology, general surgery and blood collection. He has held senior product development management positions with several medical companies manufacturing products for international markets.



LAMAR CHANDLER
VICE PRESIDENT USA & EUROPE
NORWOOD EYECARE

Lamar Chandler has been appointed to head Norwood EyeCare's marketing in the USA and Europe. Lamar has over 12 years experience in the ophthalmic surgical devices sector and has held senior management positions in product development and marketing. He previously held the position of Director of Global Marketing for the Ophthalmic Surgical Business Unit of CIBA Vision Corporation a subsidiary of Novartis.

FILE NUMBER: 82-34754

NORWOOD ABBEY

MAY 2004

Norwood Abbey makes a difference to people's lives by recognising successful late stage science, patenting and protecting it and then finding the best commercial partner to help take the research to the patients who need it and to maximise shareholder returns.

Norwood's Business Strategy - Update

- Norwood's business strategy is built on partnerships. We seek to identify and partner with the best in research, development and commercialisation.
- Our multi-project approach minimises risk. Norwood has two business segments: Norwood Immunology and Norwood Devices. Norwood Immunology is focused on developing and commercialising technologies and intellectual property associated with improving the body's immune system. The business strategy for Norwood Devices is to identify, develop and market medical devices that incorporate a single-use disposable component, from which the majority of revenues will come. The ongoing search for complementary new science and technology platforms continues, but we focus on projects closest to market in order to maximise shareholder returns.
- Norwood Immunology is focused on developing and commercialising technologies and intellectual property associated with improving the body's immune system - re-growing the thymus, generating new T cells, improving bone marrow function - using an existing, proven class of drugs called, GnRH analogues. The technology is applicable to significant potential markets and has a short-time to commercial returns.
- Norwood Devices includes drug delivery technologies and has recently been expanded to incorporate an innovative device used in corrective eye surgery procedures. LAD enables local anaesthetics to take effect in just five minutes allowing painless injections to be given and has been launched to the paediatric market in the USA; a low cost needle-free drug delivery device is being developed with Massachusetts Institute of Technology, to remove the major risk associated with accidental needle-stick injuries in the healthcare profession.
- Our strong management team has significant expertise in medical and pharmaceutical research, product development, engineering, business development, finance and marketing.
- Our business success is based on partnering with the world's best: Massachusetts Institute of Technology, Massachusetts General Hospital, TAP Pharmaceutical Products and Monash University.

Recent Highlights

- Exclusive USA licensing agreement signed with TAP Pharmaceutical Products to commercialise the Immunology project. TAP is the US market leader in GnRH analogues, the proven drug on which Norwood's technology is based.
- Six priority clinical areas identified for immunology applications with international clinical trials to start soon. Potential annual market of eight million patients across these six clinical areas.
- NASDAQ Level One American Depository Receipt Program - in February, we took the first step towards a full listing on the NASDAQ exchange. Full listing is expected before end of CY 2004.
- KBC Peel Hunt appointed as Nominated Adviser to assist with listing of Norwood Immunology on London's AIM exchange. Listing expected by June 2004.

NORWOOD ABBEY ACQUIRES DEVICE USED IN VISION CORRECTION SURGERY FROM CIBA VISION, A SUBSIDIARY OF NOVARTIS AG

(As reported to the ASX on Monday 3 May 2004.)

A detailed investor briefing will be sent to shareholders shortly.

Please visit the Norwood EyeCare website at www.norwoodeyecare.com for more details of this exciting addition to Norwood Devices.

- 'Epiture Easytouch' brand developed for LAD in USA market. Successful launch at American Academy of Pediatrics and first sales achieved.
- Further Australian and European patents granted, strengthening intellectual property in laser field.
- Partnership with MIT extended for accelerated development of needle-free drug delivery device.



Norwood Immunology

Norwood Immunology is focused on developing and commercialising technologies and intellectual property associated with improving the body's immune system.

Our technology is based upon using an existing, proven class of drugs, GnRH analogues, for a range of new indications associated with re-booting the immune system. Norwood Immunology was established to commercialise the technology, working in partnership with TAP Pharmaceuticals, the market leder in the USA.

- Norwood signed an exclusive USA licensing agreement with TAP Pharmaceutical Products Inc. in November 2003. TAP is a joint venture between Takeda Chemical Industries and Abbott Laboratories. In 2002, TAP had revenues of $US4 billion. It is market leader in the USA for GnRH analogues, with its Lupron Depot® product, which has annual sales in excess of US$850 million. Under the agreement, Norwood will receive royalties on sales of Lupron Depot® used for immunology applications.

- Norwood Immunology has an extensive portfolio of patents and patent applications in place, covering in excess of 100 potential immunology applications. All the original patents on the technology from Monash University have now been assigned to Norwood Immunology.

Working together, TAP and Norwood have identified six priority clinical segments in which ability to rejuvenate the immune system is expected to have a significant impact:

- Recovery of immunity following chemotherapy or radiation treatment for cancer (USA market in excess of one million patients)
- Cancer vaccines
- Bone marrow transplantation (US market in excess of 20,000 patients per year)
- Viral diseases - HIV/AIDS (in excess of 500,000 HIV/AIDS sufferers in USA)
- Autoimmune diseases (such as multiple sclerosis)
- Transplantation

Key Immunology Milestones

Event	Scheduled Date*
Norwood Immunology AIM listing	H1 2004
Late stage Phase II clinical trials start in USA, Europe and Australia	H2 2004
Publication of first clinical data	Late 2005
First sales / royalty payments	Late 2006
Cash flow break even	H2 2007

*Calendar year

- Internationally, it is estimated that there are 8 million patients across these priority clinical areas needing treatment on an annual basis. Depending on indication, drug costs are estimated at between US$1,250 and US$3,750 per treatment.

- Promising data from initial clinical and pre-clinical trials conducted in Australia was presented at November 2003 meeting of the American Society of Hematology (ASH) and published in leading industry journal, "Blood". This showed evidence of thymic re-growth and improved immune system recovery following blocking of the sex hormones through administration of GnRH analogues.



Nick Manusos (TAP) & Peter Hansen

- TAP and Norwood have agreed to conduct late-stage, human clinical trials in the USA, Europe and Australia to confirm the efficacy of Lupron Depot® in immunology applications - starting with cancer and HIV/AIDS. These are expected to commence in the next six months and be completed in 2005/2006.

- Norwood Immunology's prestigious Medical & Scientific Advisory Board, which advises on and participates in clinical trials, has been strengthened with the addition of Dr. Marcel van den Brink, Assistant Member and Head of Immunology of Bone Marrow Transplantation Laboratory, Memorial Sloan-Kettering Cancer Center, USA. Dr. van den Brink's association with the Immunology Project is a further endorsement of its scientific claims, and will provide further research and clinical expertise to the development of therapeutic applications, particularly in the area of cancer therapies.

- KBC Peel Hunt has been appointed as Nominated Adviser to assist with listing of Norwood Immunology on London's AIM exchange before end of June 2004. Norwood Abbey currently owns over 92% of Norwood Immunology and expects to retain 75% or more of the equity at IPO. Peel Hunt placed a valuation of Norwood Immunology at a pre-money indicative valuation of A$240 million.

- A detailed report on significant developments in Norwood Immunology was released to the ASX on 27 April 2004 and has been mailed to all Norwood shareholders. The report is available on the company's web site.





Norwood Devices

Laser Assisted Drug Delivery Device (LAD)

The business strategy for Norwood Devices is to identify, develop and market medical devices that incorporate the use of a single-use disposable component.

The LAD uses a laser to alter the outer layer of skin (the stratum corneum) and allow much faster absorption of a local anaesthetic. The USA (FDA) and European (CE Mark) approved device removes the pain and anxiety often associated with needle insertions.

- The current focus for LAD is building sales in the USA market. First sales have been secured and we are working with a USA-wide network of commission-based specialist agents to target single and multi-clinician practices and hospitals.



- Under the brand of 'Epiture Easytouch', the LAD was successfully exhibited at the American Academy of Pediatrics and the American Society of Pain Management Nurses. The product was very well received and product was sold and a number of sales leads were secured.
- The marketing strategy for LAD is based on pain management, by alleviating the pain associated with injections and other procedures requiring needles, such as blood-donation. The initial target market is paediatrics, with revenues expected to come primarily from sales of the single use disposable tips, which are used with the hand-held device. We also make a profit on the anaesthetic drug sold with the disposable tip.
- Sales representatives are focussed on the primary target customers, paediatric hospitals, especially teaching hospitals, so as to create a collection of key reference sites. These sites require an initial product demonstration and then the product is presented to the "new products committee" requesting an evaluation. The hospital conducts its own in-house evaluation and upon successful evaluation, the product is then approved by the "new products committee" and an order can be secured. This process is taking several months for these key accounts.
- The first order received, from a large paediatric hospital in Texas, is one such "key reference account". Such customers are a cornerstone of our USA strategy as they will be the reference base from which future sales can be achieved.
- There are approximately 30 hospitals currently in the demonstration/evaluation phase and sales are expected to build in the June quarter, with more substantial impact in the July-December 2004 period.

Key Drug Delivery Milestones

Event	Scheduled Date*
LAD European marketing starts	H2 2004
LAD Asia Pacific marketing starts	H2 2004
Needle-free working prototype complete and pre-clinical studies initiated	2005

*Calendar year

- Full details on customer and sales support materials for the LAD are available on the specially designed web site: **www.epitureeasytouch.com**
- An innovative, interactive web-based marketing program is being implemented. The program is specifically targeted at accessing doctor's clinics and clinicians directly. This highly interactive program is designed to qualify prospective customers prior to a sales representative visit. This program is expected to have its first impact in the coming quarter.
- Our intellectual property position in the laser area has been strengthened, with further patents granted covering Australia, Austria, Belgium, Denmark, France, Germany, Great Britain, Greece, Ireland, Italy, Netherlands, Portugal, Spain, Switzerland and Sweden.

Needle-free Drug Delivery

Norwood is developing a needle-free drug delivery device, designed to overcome the limitations of existing systems and compete on cost with conventional and retractable syringes. The device will target both the human and veterinary drug-delivery markets.

- We have extended our existing partnership with the Bio-Instrumentation Laboratory of Massachusetts Institute of Technology (MIT), which under the direction of Professor Ian Hunter is developing a unique, needle-free injection device. Under the new agreement, MIT will build on its early prototype concept to create a fully functional device, designed for clinical trials to take place in the next two years.
- We believe there are significant market opportunities in developing a needle-free, cost-effective drug delivery device, for both human and veterinary use. In the USA, approximately one million healthcare professionals suffer from accidental needle-stick injuries each year and 4,000 of these contract Hepatitis B or C, or HIV from these injuries. Developing a competitively priced device to reduce the human and financial cost of these injuries has significant market potential.
- Our device works by using a novel, patented and extremely fast and powerful pump that fires the drug at the skin with sufficient force to penetrate it without the use of needles. The basis of the technology is the use of shape memory alloy fibres, which produce considerable force in returning to their original shape when an electric current is passed through them. A computer in the device senses the thickness of the patient's skin and varies the electrical current in order to produce the appropriate level of force to deliver the drug as quickly and painlessly as possible.
- The device has been designed to overcome the limitations of existing needle-free systems and be silent, safe and most importantly, competitively priced against conventional and retractable syringes. It will consist of a re-usable applicator, together with a single-use disposable drug/vaccine vial.
- We hold an exclusive licence over the core shape memory alloy technology from McGill University, Canada and have filed an extensive patent portfolio in relation to the needle-free application.

Financial and Corporate Overview

As shareholders will be aware, the Company has worked diligently to ensure a strong cash position as it takes its projects through to commercialisation. At the end of the quarter (31 March 2004), the Company's cash holdings were approximately $8.3 million.

The Company expects to receive a further $10 million before June 30, 2004 as a result of the exercise of options. These options are currently comfortably "in the money".

During the second half of CY 2004, additional options fall due for exercise. Based on the current share price, the Company can expect to receive approximately an additional $14 million before the end of the calendar year.

The Company's majority owned subsidiary, Norwood Immunology Ltd, is currently preparing to list on the Alternative Investment Market (AIM) of the London Stock Exchange. As part of the listing, new equity funding is being brought into Norwood Immunology Ltd.

Given all of the foregoing, the Company does not see any need to raise any further capital in the foreseeable future.

The Company's share register continues to be strengthened by additional support from institutional investors, particularly USA-based investors. The Company has a continuing program of investor relations including regular USA and Australian investor briefings.

Personnel



Company Secretary, Jeff Bell, has also taken on responsibilities as Chief Operating Officer for Norwood Abbey. His role will extend to cover the daily operations of the company.



Suzanne Lipe has been appointed as Chief Operating Officer for Norwood Immunology. Based in Melbourne, Suzanne will oversee all of Norwood Immunology's day-to-day operations and work closely with London-based CEO, Richard Williams and Richard Boyd. Suzanne was previously Managing Director of Molecular Medicine.

Norwood and Monash extend their partnership - for animal conservation efforts

The Norwood Abbey sponsored "Norwood Animal Conservation Group" was launched on 5th April at Monash Institute of Reproduction and Development, Monash University. The group is committed to the preservation of Australian and exotic endangered animals through the application of scientific expertise and technology.

Norwood Abbey Executive Chairman Peter Hansen says, "The funding agreement is evidence of not only Norwood Abbey's commitment to biotechnology in Australia, but also the conservation and preservation of endangered animals.



Ron Clarke
Patron of NACG

Norwood is proud to be able to support such an exciting and important area of Australian research."

Olympic Champion Ron Clarke, MBE, AASA, ACIS has taken on a new role as Patron of the NACG and says "It really is a race against time for a lot of Australia's endangered animals. These scientists are racing against the clock - and the scientists and animals need all the support they can get."

FILE NUMBER: 82-34754

NORWOOD eyeCARE

NORWOOD ABBEY

NORWOOD EYECARE APPOINTS DISTRIBUTOR FOR KEY MARKET IN KOREA AND SECURES FIRST PRODUCT ORDERS FROM ASIA

Key Points:

- **Norwood EyeCare appoints Damool Systec, leading supplier of eye surgery products, as Korean Distributor**
- **Korea is top three priority territory – approximately 10% of world market for vision correction procedures**
- **First orders placed by distributor**

Norwood Abbey Limited (ASX:NAL) subsidiary, **Norwood EyeCare,** the innovative ophthalmic devices company advises that it has appointed a distributor for its Centurion SES™ System and EpiEdge™ (disposable separator) in Korea.

Norwood EyeCare's exclusive distributor, Damool Systec Corp. Ltd., is one of Korea's leading refractive surgery products suppliers in the country. Damool Systec is also the exclusive representative for complementary refractive surgical products companies in Korea such as Zeiss.

Korea is one of the top three priority markets for Norwood EyeCare and accounts for approximately 10% of the 3 million laser vision corrective procedures carried out each year worldwide. The other priority markets are the USA and key European countries.

Damool Systec has placed an initial order for two Centurion SES™ Systems for immediate delivery for the purposes of evaluation and a further 20 systems for delivery during the second half of CY 2004.

Richard Walmsley, CEO of the Norwood Devices group stated "We are extremely pleased to have Damool Systec as our Korean distribution partner. The securing of such a high quality company in Korea is a integral component of our strategy to launch the Epi-LASIK product into key markets quickly."

Current vision correction surgery, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient's vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal 'flap' is replaced. Industry statistics* indicate that complications occur in up to 12 per cent of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Centurion SES™ system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

For further information on Norwood EyeCare visit www.norwoodeyecare.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

FILE NUMBER: 82-34754

NORWOOD | ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

NORWOOD IMMUNOLOGY LIMITED

ANNOUNCES THE APPOINTMENT OF ROLF STAHEL AS NON-EXECUTIVE CHAIRMAN

Norwood Abbey Ltd (ASX:NAL) subsidiary, **Norwood Immunology Limited**, the immunology therapy company focused on technology to rejuvenate the immune system, announces the intention to appoint Mr Rolf Stahel, the former Chief Executive of Shire Pharmaceuticals, as Non-Executive Chairman, on admission of the Company's shares to the AIM Market of the London Stock Exchange in June 2004.

Mr Stahel, 60, has approximately 37 years' experience in the healthcare industry, including at board level in his role as Chief Executive of Shire Pharmaceuticals Group plc ("Shire"). Prior to his role at Shire, Mr Stahel worked for 27 years with Wellcome plc in Switzerland, Italy, Thailand, Singapore and the UK. His last position with Wellcome plc was Director of Group Marketing, responsible for group strategy, research and development evaluation, marketing of existing and new products and business development.

Mr Stahel was appointed Chief Executive of Shire in 1994. In the following nine years he implemented a number of mergers and acquisitions and, at the time his departure was announced in October 2002, Shire had grown from a loss making private company to a FTSE 100 company with a market capitalisation of nearly $4 billion and 2002 sales of over
$1 billion. Mr Stahel left Shire in March 2003.

Commenting on this appointment, Richard Williams, CEO of Norwood Immunology, said: "We are delighted to have been able to attract a Chairman of such a high calibre as Rolf Stahel. He brings a wealth of experience to the Board, which will be invaluable to the development of Norwood Immunology going forward."

For further information on Norwood Abbey visit www.norwoodabbey.com

---

Australia Company Contacts
Bernie Romanin
bromanin@norwoodabbey.com.au
61 (0)3-9782 7333
www.norwoodabbey.com

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

Background:

Norwood Immunology's business is focused on the development and commercialisation of immunology-related technologies that have been developed around the use of GnRH analogues to boost the immune system, through regrowth of the thymus, improvements in bone marrow function and enhancement of T cell functionality. The activity of existing T cells and the quantity of naïve T cells being produced is central to the body's ability to fight viral and bacterial infections and damaged or abnormal cells, such as cancers.

The Company has signed a licence with TAP Pharmaceutical Products, Inc. the market leading GnRH analogue company in the USA. This licence covers a milestone payment and royalties on incremental sales of TAP's GnRH drug, Lupron Depot®, for immunology indications. Norwood Immunology is focussing its clinical trial efforts on indications with substantial patient populations – such as cancer - where an improved immune system could have significant clinical benefits.

FILE NUMBER: 82-34754

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	866,668
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	866,668 at $0.375 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 May 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	144,087,076	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	43,514,301 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....24/05/2004..............

Print name: ......Jeffrey H. Bell...............................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • *the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment*	Yes
5	Issue price or consideration	50,000 at $0.375 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 May 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	143,220,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	44,380,969 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....04/05/2004..............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell................................

== == == == ==

+ See chapter 19 for defined terms.

NORWOOD eyeCARE

NORWOOD ABBEY

NORWOOD ACQUIRES KEY PRODUCTS USED IN NEXT GENERATION VISION CORRECTION SURGERY FROM NOVARTIS AG SUBSIDIARY - CIBA VISION

Key Points:

- Acquires global rights to key products used in vision correction surgery from CIBA Vision, a wholly owned subsidiary of Novartis AG (NYSE:NVS)
- New technology eliminates cutting of eye and associated complications
- In excess of 3 million procedures worldwide annually
- Endorsed by leading clinicians worldwide
- U.S. (FDA) and Europe (CE Mark) marketing approvals
- First revenues before end of CY 2004
- Exciting addition to Norwood devices division

Executive Chairman of medical technologies group Norwood Abbey Ltd [ASX:NAL], Mr. Peter Hansen, announced today that the company has purchased the global licence for the Centurion SES™ System and EpiEdge™ (epikeratome separator) and their associated U.S. Food & Drug Administration and European CE Mark approvals from CIBA Vision, a wholly owned subsidiary of Novartis AG (NYSE:NVS). These products are key components of the Epi-LASIK technology, the next generation of vision correction surgery.

First revenues are expected before the end of calendar year 2004, with US$10 million revenue forecast for financial year 2005 and revenue increases are expected in 2006 and beyond as marketing expands into other territories. The Centurion SES™ system sells for US$65,000 and EpiEdge™ disposable separator sells for US$60. In 2003 there were in excess of 3 million LASIK procedures performed world wide using approximately 5,700 LASIK cutting devices.

Current vision correction surgery, called LASIK, has two stages. The first stage of preparing the eye for the laser procedure currently relies on a cutting device called a 'microkeratome' to create a stromal 'flap' on the surface of the eye, which is then peeled back. The second stage is the laser treatment to correct the patient's vision, which has been used for a number of years and is a widely accepted and proven technology. Finally, the stromal 'flap' is replaced. Industry statistics* indicate that complications occur in up to 12 per cent of patients as a result of cutting the eye.

The next generation approach, Epi-LASIK treatment, uses the Centurion SES™ system and EpiEdge™ disposable separator, removing the need to cut the eye and hence eliminating associated complications. This unique instrument gently separates a thin layer of living cells, called the epithelium, on the outside of the eye, along a natural cleavage plane. The clinician then moves the epithelial sheet to one side, the laser corrects the vision and the epithelial sheet is then moved back into place with minimal surgical manipulation.

World renowned US Ophthalmologist Dr Marguerite McDonald stated: "This is a huge step forward in refractive surgery; this will change the way we perform refractive surgery."

Norwood's Executive Chairman, Mr. Peter Hansen, said: "As a medical device that relies on single-use disposable components, this acquisition fits naturally within Norwood's Devices business. Epi-LASIK is a profoundly exciting development that places Norwood Abbey at the forefront of Vision Correction Surgery and we expect it to quickly start making a contribution to Norwood's bottom line."

"Epi-LASIK offers an exciting breakthrough in refractive surgery and the EpiEdge separator plays a key role in making this valuable technology available to ophthalmologists", said Robin Terrell, president of CIBA Vision's Surgical Business. "CIBA Vision Surgical has developed a portfolio of highly promising technologies, including the Epi-LASIK products. As a specialist medical devices company, we believe Norwood is well positioned to realize the value of the Centurion SES EpiEdge epikeratome."

Norwood has more than 30 years of cumulative in-house expertise in the field of ophthalmology and a worldwide network of professional industry contacts. The company has already secured the services of senior CIBA Vision Epi-LASIK staff to undertake sales and global marketing. Richard Walmsley, CEO Norwood Devices Division stated "the securing of key CIBA Vision Epi-LASIK staffing, in conjunction with our in-house expertise, is pivotal in the immediate re-launch of the product in the US and European markets."

The inventor of the Epi-LASIK technology Professor Ioannis Pallikaris will act as a consultant to Norwood as a foundation member of its clinical advisory board. Professor Pallikaris stated: "The refractive community has already enthusiastically accepted Epi-LASIK and I believe Norwood can really enhance its progress. I feel their presence will be a gain for refractive surgery."

Norwood has exclusively licensed the world wide rights from FOS Holdings S.A. Norwood has also purchased complimentary intellectual property from CIBA Vision, a wholly owned subsidiary of Novartis AG, which includes patents, trademarks, copyrights and know how. In addition, Norwood has also acquired Food & Drug Administration (FDA) and European CE Mark approvals for the Centurion SES™ and EpiEdge™, along with CIBA Vision's current inventory.

Norwood will pay US$1 million to CIBA Vision on signing the agreement and simultaneously enter into a note with CIBA Vision for US$9 million, being the balance of the purchase price for the technology and inventory. Norwood will pay FOS Holdings S.A. an upfront payment of US$625,000 upon closing and additional US$2 million in progressive milestone payments payable after sales revenues exceed US$25 million per annum.

Norwood will be exhibiting the product at the American Society of Cataract & Refractive Surgery (ASCRS) Conference in San Diego from 1 to 4 May 2004 (Booth number 2064). Norwood will be a major exhibitor with the stand including a full "wet lab" for hands-on demonstration and evaluation by ophthalmologists attending the meeting.

- Ends -

Background

Terms of the Acquisition

The acquisition is worth US$10 million: Norwood will pay US$1 million on signing and a further US$1 million when the regulatory approvals are transferred from CIBA Vision to Norwood (the SES device can currently be sold by Norwood under CIBA Vision's approvals). The transition of approvals is expected to be completed over the next six months.

The balance of payments are being funded by CIBA Vision in the form of a note, the terms of which require Norwood to pay 50% of the balance (US$4million) at 31/12/2004 and the other 50% of the balance (US$4million) at 31/12/2005. Under the terms of the note CIBA Vision is providing the finance to Norwood at a nominal interest rate of 5%.

The deferred payments cover the technology and CIBA Vision's existing inventory. The inventory is more than sufficient to meet all orders in hand and expected sales over the next 6 months.

Norwood will pay FOS Holdings SA, an upfront licence fee payment of US$625,000. When sales revenues exceed approximately US$25 million, three milestone payments totalling US$2million are also payable over the subsequent two years. FOS Holdings SA will also receive an ongoing royalty on the EpiEdge™ technology.

* Figures taken from the Market Scope Comprehensive Report on the Refractive Market, November 2003.

Norwood Abbey is a publicly listed (ASX : NAL) medical technology company, based in Melbourne, Australia. It makes a difference to people's lives by recognising successful late stage science, patenting and protecting it, funding research to prove that it works and then finding the best commercial partner to help take the research to the patients who need it and to maximise shareholder returns. The company has two divisions: Norwood Immunology and Norwood Devices. For more information, visit: www.norwoodabbey.com

CIBA Vision is the eye care unit of Novartis AG, a world leader in pharmaceuticals and consumer health. CIBA Vision is a global leader in research, development and manufacturing of optical and ophthalmic products and services, including contact lenses and lens care products. For more information, visit the CIBA Vision web site at: www.CIBAvision.com

For Further Information:

Company Contacts:
Bernie Romanin
Snr. VP – Corporate Development
61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

NORWOOD ABBEY

NORWOOD ABBEY QUARTERLY CASHFLOW STATEMENT

The following is a synopsis of a more detailed Investor Briefing to be sent to shareholders in early May. It will also be posted on the company website.

Funding and Shareholder Base

As shareholders will be aware, the Company has worked diligently to ensure a strong cash position as it takes its projects through to commercialisation. At the end of the quarter, the Company's cash holdings are approximately $8.3 million.

The Company expects to receive a further $10 million before June 30 2004 as a result of the exercise of options. These options are currently comfortably "in the money."

During the second half of calendar 2004, additional options fall due for exercise. Based on the current share price, the Company can expect to receive approximately an additional $14 million before the end of the calendar year.

The Company's majority owned subsidiary, Norwood Immunology Ltd, is currently preparing to list on the Alternative Investment Market (AIM) of the London Stock Exchange. As part of the listing, new equity funding is being brought into Norwood Immunology Ltd.

Given all of the foregoing, the Company does not see any need to raise any further capital in the foreseeable future.

The Company's share register continues to be strengthened by additional support from institutional investors, particularly US-based investors. The Company has a continuing program of investor relations including regular US and Australian investor briefings.

Immunology

In the past few months there have been significant developments in the Norwood Immunology Ltd (NIM) business. A detailed report on the business was released to the ASX on April 27, 2004 and has been mailed to all Norwood shareholders and is available on the company's website at www.norwoodabbey.com

Two major highlights are:

- Expansion of the clinical trial program into other areas of cancer and viral infections (HIV/AIDS). One of the key trials, an open label study in newly diagnosed cancer patients receiving Lupron, should result in the publication of first clinical data during 2005.

  Positive interim human clinical trial results from the Australian trial were presented at the American Society of Hematology (ASH) and published in the Journal "Blood".

  Norwood Immunology and TAP Pharmaceuticals are progressing preparations for a program of human clinical trials that will be aimed at the generation of data leading to publication and ultimately commercialization and royalty income. The first trials in the USA and Europe are expected to commence in the second half of calendar 2004.

  This planned clinical program is being greatly assisted by the pre-eminent clinicians who are members of or Medical and Scientific Advisory Board, as well as the medical institutions, which have chosen to work with us.

- Progressing of the listing of (NIM) on the AIM on the London Stock Exchange.

  KBC Peel Hunt, the nominated adviser for the listing, has placed a valuation on NIM at a pre-money indicative valuation of A$240 million (£100 million = approximately A$240 million). Listing is expected prior to June 30 2004.

LAD

The US marketing strategy, designed to maximise the longer-term market position of the product, has progressed well during the quarter.

The key marketing activities during the quarter have included:

- Personal promotion to the primary target customers, paediatric hospitals, especially teaching hospitals, so as to create a collection of key reference sites. These sites require an initial product demonstration and then it is presented to the "new products committee" requesting an evaluation. The hospital then conducts its own in-house evaluation and upon successful evaluation, the product is then approved by the "new products committee" and an order can be secured. This process is taking several months for these key accounts.

  The first order received, from a large paediatric hospital in Texas, is one such "key reference account". Such customers are a cornerstone of our US strategy as they will be the reference base from which future sales can be achieved.

  There are approximately 30 hospitals currently in the demonstration/evaluation phase and sales are expected to build in the June quarter, with more substantial impact in the July-December period.

- Exhibiting at key industry conferences and exhibitions. In March, the Epiture Easytouch was successfully exhibited at the American Society of Pain Management Nurses. The product was very well received and product was sold and a number of sales leads were secured.

- Follow-up of leads received from journal advertising and conferences. This has included product demonstrations and evaluations to prospective customers.

- An innovative, interactive web-based marketing program is being implemented. The program is specifically targeted at accessing doctor's clinics and clinicians directly. This highly interactive program is designed to qualify prospective customers prior to a sales representative visit. This program is expected to have its first impact in the coming quarter.

- Further training was conducted of additional sales staff

Other key milestones during the quarter include:

European CE Mark was received, which now allows us to start marketing the product in Europe. It is expected that the programs in key European countries will commence in the second half of calendar year 2004. FDA and TGA marketing clearances have previously been received.

The manufacturing scale-up continued but some technical issues slowed the availability of units for demonstration. This impacted the shipping of product and the issues are being addressed and demonstration product has started to flow again into our US Logistics System.

The company's intellectual property position in lasers has been further strengthened, with further patents granted covering Australia, Austria, Belgium, Denmark, France, Germany, Great Britain, Greece, Ireland, Italy, Netherlands, Portugal, Spain, Switzerland and Sweden.

Needle-free Injector System

We have extended our existing sponsored research partnership with the Bio-Instrumentation Laboratory of Massachusetts Institute of Technology (MIT) which, under the direction of Professor Ian Hunter, is developing a unique needle-free injection device.

The technology is being developed to address significant opportunities in both the human and veterinary markets.

Under the new agreement, MIT will build on its bench-level prototype unit to create a functional prototype device, designed for pre-clinical and proof of concept trials to take place.

The device has been designed to overcome the limitations of existing needle-free systems and be silent, safe and most importantly, *competitively priced against conventional and retractable syringes. It will consist of a re-usable applicator, together with a single-use* disposable drug / vaccine vial.

Developing a competitively priced device to reduce the human and financial cost of these injuries has significant market potential.

The company has commenced discussions with prospective commercial partners in both human and veterinary applications.

Expenses

The company has moved to significantly bolster its Board and management. Recruitment in the USA and Australia, conducted through professional personnel recruitment firms, has resulted in significant one-off expenses. The results of this process will become apparent in the near future.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NORWOOD ABBEY LIMITED

ABN	Quarter ended (current quarter)
20 085 162 456	31 March 2004

Consolidated statement of cash flows

Cash flows related to operating activities			Current quarter $A 000	Year to date (9 months) $A 000
1.1	Receipts from customers		-	37
1.2	Payments for	(a) staff costs	(910)	(2,762)
		(b) advertising and marketing	(219)	(1,203)
		(c) research and development	-	-
		(d) leased assets	-	-
		(e) other working capital	(1,417)	(3,088)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		69	159
1.5	Interest and other costs of finance paid		(1)	(7)
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)			
	Other Income		1	3
	Legal Expenses		(17)	(840)
	Travel Expenses		(276)	(711)
	Net operating cash flows		(2,770)	(8,412)

		Current quarter $A 000	Year to date (6 months) $A 000
1.8	Net operating cash flows (carried forward)	(2,770)	(8,412)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	(136)	(1,642)
	(d) physical non-current assets	(134)	(296)
	(e) other non-current assets		
	- Capitalised R & D Costs	(1,107)	(3,832)
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	73	73
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(1,304)	(5,697)
1.14	**Total operating and investing cash flows**	(4,074)	(14,109)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,970	16,357
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	168	168
1.18	Repayment of borrowings	(114)	(133)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Share Issue costs	(92)	(242)
	Net financing cash flows	1,932	16,150
	Net increase (decrease) in cash held	(2,142)	2,041
1.21	Cash at beginning of quarter/year to date	10,438	6,255
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	8,296	8,296

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	46
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Payments include:

(a)	directors & committee fees to non-executive directors	46
(b)	fees for professional services rendered	-

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

None

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

None

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A 000	Amount used $A 000
3.1	Loan facilities Guarantee facility for Lease over Premises	374	205
3.2	Credit standby arrangements - various	350	153

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A 000	Previous quarter $A 000
4.1 Cash on hand and at bank	3,384	10,058
4.2 Deposits at call	4,912	380
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.23)	8,296	10,438

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	N/A	N/A
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: ...Jeffrey Bell................................. Date: 30 April 2004
(~~Director~~/Company secretary)

Print name: ...Jeffrey Bell

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 095 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

27rd April 2004

Dear Fellow Shareholder

Following the announcement late last year of Norwood and TAP Pharmaceuticals (TAP) signing an agreement with respect to the licensing of Norwood's immunology technology to TAP (for the U.S. market), there has been a significant amount of progress in relation to development of the Immunology Project.

I believe that it is time to put these very positive developments into context and to explain to you in detail some of Norwood's plans to develop the opportunities arising from the project over the next year.

A brief summary of some of the developments during the past 12 months includes:

- ***Expansion of the clinical trial program into other areas of cancer and viral infections (HIV/AIDS). One of the key trials, an open label study in newly diagnosed cancer patients receiving Lupron, should result in the publication of first clinical data during 2005.***
- ***Positive interim human clinical trial results presented at the American Society of Hematology (ASH) in December 2003 and published in the Journal "Blood"***
- ***A licensing agreement with TAP, the market leader in the USA, for commercialization of the technology***
- ***Expansion of the prestigious Medical and Scientific Advisory Board which includes leading cancer institutions in the USA, Europe and Australia***
- ***Establishing a separate subsidiary, Norwood Immunology Ltd, and moving towards a listing on the Alternative Investment market (AIM) of the London Stock Exchange at a pre-money target valuation of A$240 million (£100 million = approximately A$240 million)***
- ***Appointment of executive management in Europe and Australia***

Previous communications have provided detailed information regarding the principal opportunities associated with Norwood Immunology's extensive intellectual property base. Central to our immunology portfolio is the fact that our scientists have generated both pre-clinical (animal research) as well as clinical (human) data indicating that the suppression of sex steroids can result in the "rejuvenation" of the adult immune system - primarily by re-activating the thymus gland which is associated with the production of T cells. A more detailed description of the project is outlined in the attached "backgrounder".

We are all well aware that increasing age seems to result in increased susceptibility to various diseases. Interestingly, many of these disorders of aging would seem to be associated with defects or problems in the adult immune system. For a long time, clinicians have actively sought practical mechanisms by which the cells of the adult immune system could be replaced or reinvigorated. Despite extensive efforts this has not been possible and therefore the treatment of many diseases remains very ineffective.

27 April 2004

The interim results from our Melbourne-based clinical trials indicate that 'rejuvenation' of the immune system can be achieved using a class of drugs that is currently used to treat other diseases. As such, in the development of the project, it is probable that Norwood will not face many of the traditional problems and risks associated with new drug development. To the contrary, the fact that these drugs, called GnRH analogues, have been safely used for many years creates the real possibility of a very significant reduction in the timelines usually associated with the commercial development of new drugs or therapies.

In seeking to fully develop these commercial opportunities we are focused on addressing a number of important strategic issues:

1. **Clinical Studies** - Norwood Immunology and TAP believe that the medical opportunities presented by the groundbreaking work of Dr Richard Boyd are potentially very significant. Norwood Immunology and TAP intend to conduct a program of human clinical trials that will be aimed at the generation of data leading to publication and ultimately commercialization and royalty income.

This planned clinical program is being greatly assisted by the pre-eminent clinicians who are members of or Medical and Scientific Advisory Board, as well as the medical institutions, which have chosen to work with us.

In concentrating our efforts on the opportunities associated with cancer therapy, Norwood has decided to undertake a number of smaller, targeted, clinical studies.
[For more detail about the Clinical Trial program, refer to the attached backgrounder]

The first of these studies (open label study in newly diagnosed prostate cancer patients receiving Lupron) is expected to commence within the next few months and it should result in the publication of first clinical data during 2005.

The primary purpose of these studies is to quickly create an environment where those clinicians who currently treat cancer patients (oncologists) will have sufficient data available to them to enable them to effectively consider the use of our technologies as part of their treatment possibilities.

As previously advised, Norwood Immunology and TAP are actively involved in setting up more extensive studies associated with the use of our technologies in the more effective management of people undergoing cancer therapies.

All of the aforementioned clinical work has been specifically aimed at creating an effective platform of data so that its technology can quickly and effectively be brought to bear in the fight against cancer. Whilst one can never predict what is likely to happen in late stage clinical studies of this type, we are hopeful that our future program of clinical trials will confirm the promising preliminary data that we have already generated from the Melbourne trials.

At this stage Dr Richard Boyd and his laboratory have a considerable amount of unpublished clinical and pre-clinical data. I am pleased to advise shareholders that some of this data is likely to be submitted for publication in prestigious medical and scientific journals in the near future. We believe that this will add to the public awareness of the potential opportunities associated with this project.

2. **Commercial Partnership** - We felt from the outset, that if Norwood was going to effectively develop its technologies, it would be preferable to be associated with the GnRH analogue market leader in the USA.

Norwood was therefore very pleased to advise shareholders late last year that it had formed a long term, on-going development and commercialization agreement with TAP (the market leader for GnRH analogue drugs in the USA).

With sales in excess of USD$4 billion pa, TAP is a joint venture between the largest pharmaceutical company in Japan, Takeda Chemical Industries and the large multi-national pharmaceutical company, Abbott Laboratories.

Whilst it did take longer to finalize the arrangements with TAP than was originally anticipated, it is important to realize that Norwood sought to achieve maximum long-term value for its technology. That the arrangements were successfully concluded is testament to the potentially significant value to all parties.

I am very pleased to advise all shareholders that the collaboration with TAP is progressing very effectively. Both Norwood Immunology and TAP are extremely motivated to ensure success of the ongoing program and representatives of the two companies meet and speak regularly.

We were also delighted that TAP chose to take a A$3 million equity position in Norwood Abbey Ltd at a price of A$1-70 per share.

3. Clinical Needs and Market Opportunities - Norwood Immunology has identified over 40 potential clinical opportunities associated with the immunological use of GnRH analogue drugs. Although we have sought to protect the intellectual property position associated with these, we could clearly not, in the short term, hope to bring them all to a position where they were able to generate royalty income streams.

Norwood Immunology has therefore decided to primarily focus its attention over the next 12-18 months on the potential markets associated with cancer therapy. The cost of cancer in 2002 in the USA was estimated by the U.S. National Institutes of Health at over $170 billion of which direct medical costs were over $60 billion. This is likely to increase with population growth and ageing. Norwood Immunology firmly believes that its therapy has the potential to be a major contributor within this market within approximately 5 years. Norwood Immunology plans that the other identified commercial opportunities will be addressed in a timely and prudent manner.

4. Collaborations and Co-funding – Norwood is very firmly of the view that, wherever possible, it will seek to have as much of its scientific and clinical work funded, or at least co-funded, by others. This is likely to be assisted by the support of the opinion leading clinicians on our Medical and Scientific Advisory Board.

It may not be widely appreciated, but the scientific/clinical field is an extremely competitive one. Indeed, major clinical centers around the world can afford to be extremely fastidious in deciding with whom they will work. In general, they will only devote their staff and resources to projects that have a high likelihood of success, are likely to provide good public relations possibilities and/or opportunities that are seen as being truly innovative. It is a credit to Dr Richard Boyd and 'the science' that Norwood Immunology has been able to form active relationships with leading clinicians from the MD Anderson Cancer Center (Houston, USA), Memorial Sloan-Kettering Cancer Center (New York, USA), the Dana Farber Cancer Center (Boston, USA), Royal Free Hospital (London), the University of Minnesota (Minneapolis, USA), the Alfred Hospital (Melbourne, Australia) and the Peter MacCallum Cancer Centre (Melbourne, Australia).

5. Corporate Structure to Maximize Commercial Opportunities – In 2003 Norwood Abbey formed a separate subsidiary for the Immunology project called Norwood Immunology Ltd.

Norwood Immunology is progressing a public listing on AIM in London. KBC Peel Hunt has been appointed as the Nominated Adviser. Peel Hunt has valued Norwood Immunology at an indicative £100 million. It is expected that the AIM listing will occur prior to June 30 2004. Norwood Immunology currently plans to raise up to £15 million as part of the listing.

Norwood Abbey Ltd currently holds approximately 92% of Norwood immunology and it is expected that after the proposed listing, it will continue to hold approximately 75% of Norwood immunology.

6. **Executive Management and Board of Directors** – Norwood Immunology has appointed an experienced management team which brings a extensive range of skills in licensing and business development, clinical and medical research, clinical and regulatory affairs and intellectual property law.

Key executive management appointments to date include:

- Richard Williams - Chief Executive Officer (CEO)
- Dr. Richard Boyd - Chief Scientific Officer(CSO)
- Dr. Suzanne Lipe - Chief Operating Officer (COO)
- Richard Scarrott - Chief Financial Officer (CFO)
- Filippa Shub - Patent Attorney

Management of Norwood Immunology is based in both UK and Australia. The London-based management deals with licensing and other commercial activities (including IPO fundraising activities).

The Board of Directors of Norwood Immunology is in the process of being expanded, with the expected appointment of an independent chairman and at least one further experienced industry specialist in the coming weeks.

In summary, the Norwood Immunology business has achieved a number of significant milestones in recent months and is now strategically poised to capitalize on the solid commercial, clinical and intellectual property foundation that is place.

We at Norwood Abbey are extremely excited about the future of this business and look forward to sharing future success with you our shareholders.

Sincerely



P J Hansen
Executive Chairman

NORWOOD IMMUNOLOGY
BACKGROUNDER

CONTENTS

1. Project Overview

Norwood Immunology Ltd (NIM) is focusing on the commercialization of its immunology-related intellectual property (IP) that it has developed around the use of Gonadotrophin Releasing Hormone (GnRH) analogue drugs to boost the immune system.

NIM has recently licensed the exclusive US rights to its IP to the current GnRH analogue market leader in the USA, TAP Pharmaceuticals Products, Inc. (TAP) markets Lupron Depot® (Lupron) in the USA, where it achieved sales of around $850m in 2002. The exclusive arrangement for the USA includes milestone payments as well as royalties on sales of the product for immunological indications.

- The primary interest of NIM is in the function of the immune system. Specifically, NIM seeks to modify the activity of T cells which have a central role in controlling much of the immune system, as well as directly mediating immune responses important in fighting viral and bacterial infections, and cancers.
- NIM scientists have generated compelling evidence (both in humans and pre-clinical models) that treatment with GnRH analogues leads to the restoration of the thymus, the gland situated just above the heart which is responsible for the development of T cells. This gland normally atrophies after puberty under the influence of the sex hormones, testosterone and oestrogen. Treatment with GnRH analogues such as Lupron, leads to the transient and reversible inhibition of these hormones.
- Currently, GnRH analogues as a class of drugs are used in the treatment/management of prostate cancer, some breast cancers, endometriosis and some much less frequent indications such as precocious puberty.
- NIM and its partners have identified a large number of clinical contexts in which 're-booting' the immune system may confer significant clinical benefits on patients, thereby providing substantial sales opportunities in the near and longer term.
- The medical areas where development efforts are currently being focussed include both oncology and viral diseases with longer term plans for autoimmune diseases, transplantation, stem cell therapies, and even public vaccination programmes in adults.

2. Technology History

The importance of the thymus gland to the function of the immune system has been clear for some time. This understanding is underpinned by the simple but striking correlation between the susceptibility to infections, and the subsequent very short life spans, of animals and humans born with congenital defects in thymus development.

It was shown in the 1950's that the thymus gland underwent a process of atrophy beginning at puberty. It became apparent that this was due to both the presence of high levels of sex hormones in the blood at that time (relative to the pre-pubescent stage) as well as the presence of receptors for these hormones on the surface of cells in the thymus and the wider immune system generally.

It was formerly believed that the thymus only gave rise to T cells prior to puberty. Compared to the young thymus, the adult thymic remnant is about the size of a pea. The general belief was that adults developed their entire, life-long complement of T cells before the onset of puberty, and that after puberty the thymus disappeared with no, or extremely limited, further T cell development happening therein because there was no further requirement.

However, Professor Richard Boyd has demonstrated that the adult thymic remnant continues to produce new T cells, but on a significantly reduced scale – only a few percent of its former, pre-puberty, output. The important point is that despite such low output, the thymus retained the capacity to produce new T cells showing that all the necessary elements for T cell differentiation remain intact in the adult.

The association of the decrease in thymic T cell output and size with increasing levels of sex steroid hormones, led to an even more interesting observation – that ablating sex steroid hormones in both males and females, can enable the thymus to return to its pre-pubescent state in terms of size, structure and activity (T cell output). Fortunately, there are drugs that have been developed – albeit for other reasons – that can be used to control the output of sex steroids. These drugs are GnRH analogues.

GnRH analogues, including drugs such as Lupron (Lupron Depot® - Takeda Chemical Industries (Takeda); TAP Pharmaceuticals) have been used for 10-15 years for the treatment of various sex hormone-sensitive

conditions such as prostate cancer, breast cancer, endometriosis, and precocious puberty. The sex steroid hormone inhibiting/ablating effects of the drugs persist only while the drug is being used, with hormone production returning to pre-treatment levels following cessation of drug treatment. This 'transient' effect provides a much more acceptable alternative to the more permanent surgical procedures.

In view of the high importance of the immune system throughout life, the therapeutic potential for immunologically focused treatments using GnRH analogues is significant. These could range from clinical contexts in which the immune system has simply deteriorated over time (i.e. age), to times when the immune system malfunctions and could benefit from 're-booting' (i.e. auto-immune diseases such as rheumatoid arthritis, rejection of foreign cell, tissue, or organ transplants), to situations in which it has been impaired (i.e. following chemotherapy, exposure to radiation, or HIV infection).

3. The Thymus, T Cells and the Immune System

The thymus is the primary site in the body where T cell development occurs. The thymus is an organ located inside the chest cavity just above the heart. It continues to grow during childhood reaching a maximum size before puberty.

During the years up to puberty, the thymus produces lymphocytes (white blood cells) in a coordinated process. The lymphocytes so produced, called T cells, play an essential role in the adaptive immune system – the system which responds to foreign invaders and 'remembers' the experience so that on a subsequent exposure the system can respond more rapidly.

At the time of export from the thymus, the T cells are naïve i.e. they are inexperienced in terms of exposure to antigen and involvement in an immune response against infection.

Following exposure to infection only those cells with the appropriate specificity are triggered to respond and kick into action. These cells, then multiply over the next few days to respond against the invading pathogen. Some of those cells which responded will die through normal exhaustion, while others, the so-called memory T cells, will go into a quiescent state where they will continue to survive for many years, turning over slowly at most, until the next encounter with the same pathogen triggers their awakening. With age these memory T cells eventually come to dominate the peripheral T cell pool. This is because the output of new naïve T cells from the thymus drops away dramatically after puberty as the thymus shrinks under the influence of sex hormones.

It is relatively easy to see the inverse correlation between sex steroid hormone levels and the highest levels of function of both the thymus and T cells. Manipulating the levels of sex steroid hormones downwards confers higher activity on the function of both the thymus and T cells in the periphery. An additional and very important factor that has become apparent through research carried out by NIM scientists is also that sex steroid ablation has positive effects on Haemopoietic Stem Cells (HSC) in the bone marrow – these are the earliest precursors of all blood cells (and maybe many other cell types), including T cell precursors destined for the thymus.

GnRH analogues are currently in use for the treatment of various sex hormone sensitive conditions, the NIM therapy should not require any changes to current clinical practice in the use of these drugs. The GnRH analogue treatments induce transient regeneration of the thymus which is sufficient to restart thymic T cell differentiation.

The table below summarises the role of the thymus and the changing profile of T cells throughout life.

Age	Relative Average Thymus Size*	Relative Thymic T cell Output	Relative Levels of Sex Steroid Hormones#	Peripheral T cell population	Relative T cell responsiveness
0-11	10	High	Low to negligible	Predominantly naïve T cells	High
12-20	3	High falling to low	Highest	Part naïve, part memory T cells	High, but reducing as hormone levels rise
Over 20	1	Low to negligible	High	Progressively more memory T cells	Medium due to high hormone levels
Adult after chemotherapy	1	Negligible (zero)	High	Seriously depleted to virtually non-existent	Poor to negligible
Adult plus GnRH analogue e.g. Lupron 3-6 months	7	High	Low to negligible	New naïve T cells re-balance population	Increases to high levels as at 12-20

* scale from 1 – 10 where 1 is minimal (peanut-sized) and 10 is maximum (pear-sized)
# testosterone for males, oestrogen for females

3.1 *Increased functionality of the Bone Marrow*

An important recent development has been an observation in the data from clinical studies that there appears to be an increase in HSC's in the bone marrow following treatment with GnRH analogue drugs. Given the relative scarcity of these cells, this finding has excited experts in the field. It is possible that this finding could lead to the possible use of GnRH analogues in conjunction with granulocyte Colony Simulating Factor (G-CSF).

The finding that sex steroid ablation may also lead to increased numbers of HSC widens the potential use of the treatment to include pre-treatment of donors prior to bone marrow harvesting to provide a richer source of stem cells before bone marrow transplant (BMT).

4. Indications and Markets

The company believes that the ability to rejuvenate the immune system has the potential to have a major impact on many important medical conditions, diseases and treatments.

4.1 *Cancer*

From the perspective of NIM this potential market has been segmented into recovery of immunity following chemotherapy (cancer), transplantation – specifically BMT (HSCT) following ablative chemotherapy, and cancer vaccines (possibly leading to adult vaccination generally).

One of the main problems facing all cancer sufferers, after having the cancer itself, is that chemotherapy and radiation therapy leaves them highly susceptible to infections which would ordinarily be easily dealt with by the immune system. Unfortunately, the immune system is highly sensitive to the effects of chemo- and radiation therapies.

So any cancer which requires these forms of treatment will also make patients vulnerable to infections. Furthermore, the immune systems of adults commonly takes a long time (years) to recover from the effects of these therapies, and often never do fully. The NIM strategy for boosting the immune system through thymic re-growth could potentially provide a solution to this problem. The potential market size for 'cancer' is therefore governed by how many chemotherapies and radiation therapies are carried out. In the US alone, there are some 1.4m procedures conducted each year. It is thought that roughly the same number are performed in Europe, Japan, and the rest of the world, and that the growing average age of most populations will lead to a progressive increase in this number.

Experimental vaccines are being developed against a large number of cancer types. Norwood initially plans to focus on the area of melanoma vaccines as a 'proof of principle' for the use of GnRH analogues as an

adjuvant therapy for adult vaccinations. It is possible that positive results against this cancer could make the strategy applicable across all cancer types where vaccines are in development (including breast, colorectal, lung, melanoma, ovary, pancreas, bladder, stomach, oesophagus, and lymphoma).

4.2 Autoimmunity

This group of diseases includes rheumatoid arthritis, multiple sclerosis, and type I diabetes They are all characterised by an immune system which is reacting against 'self' and often this appears to be T cell mediated.

There are potential applications for the NIM approach to be applied to the treatment of these conditions. However, given the severity of the condition, and the lack of efficacious treatment regimes, NIM has decided to initially focus its research on multiple sclerosis where the clinical need is considered to be strongest. Some 400,000 Americans are affected by multiple sclerosis to varying degrees. While some of these will have mild forms of the disease, many more severe cases could potentially benefit from a treatment that could present a real option for addressing the underlying mechanism of disease.

4.3 Viral Disorders

The treatment of a number of viral disorders such as HIV/AIDS that could potentially benefit from Norwood's immunology technology.

It is currently estimated by the World Health Organisation that around 1.6m people live with HIV/AIDS in developed countries (mainly in the Western Europe and USA). While the context for treating these patients is clinically complex, the effective T cell depletion caused by HIV makes this disease a possible target for NIM's immune enhancement strategy. Clinical studies exploring the use of GnRH analogues are expected to begin in 2005.

5. Product Development Strategy

NIM's intellectual property relates to the development of new applications for GnRH analogues – a class of drugs which have been used for over a decade by millions of patients, in the treatment of prostate and breast cancers and endometriosis. This is sometimes referred to as 'label extensions'. It is expected that the new immunological applications for GnRH analogues, will not require changes to the way the drug is currently used, with respect to either dosage or duration of treatment.

As such we expect that NIM should not need to go through the longer drug testing programme required for new drug candidates.

While we expect the FDA to require two independent trials to be conducted (which provide evidence of efficacy) for new clinical indications (i.e. label extensions), it is possible that in respect to new indications that fall within 'Orphan drug' status (possibly bone marrow transplants), approval could conceivably be obtained on the basis of efficacy data from a single 'pivotal' clinical trial.

6. Clinical Trials

The approach to clinical studies over the next 12-24 months will be to endeavour to provide early evidence of efficacy of the treatment in specific potential indications. These studies are expected to be managed by NIM, its drug partner, and where appropriate, external contract research organisations.

It is important that the clinical data and the results are disseminated to the wider medical community. In this respect, the work is intended to be conducted at leading centres by renowned investigators, which we believe carries additional weight and potentially provides faster routes to publication.

It is expected that NIM's drug partner will concentrate on carrying out any additional clinical trials, in these indications, that are required for obtaining regulatory approvals.

6.1 Australia

NIMs first human trial, in BMT, is ongoing at two of Australia's leading cancer centres, the Peter MacCallum Cancer Institute and the Alfred Hospital, both in Melbourne.

BMT was chosen as the first indication because of the high mortality/morbidity associated with this procedure and the high unmet need for generalised immune system enhancement.

The interim findings released from the recently extended BMT trials in Melbourne indicated that GnRH analogue treatment may result in:

- evidence of thymic activation,
- increased levels of new (naïve) T cells in the blood (recently produced in the thymus),
- improved T cell responsiveness following stimulation, and
- enhanced bone marrow function.

6.2 United States

6.2.1 BMT Studies

As part of its overall 'Cancer' strategy, Norwood and its drug partner initially plans to conduct at least two Bone Marrow Transplant ('BMT') studies – in respect to T cell reconstitution in each of Autologous (self) or Allogeneic (donor-derived) settings.

Interim data BMT studies in Australia have indicated evidence of efficacy at the laboratory analysis level and anecdotal evidence at the clinical level (the small numbers of patients has not yet permitted an appropriate statistical analysis).

Although the final protocols of each trial are to be agreed, it is expect that patients will begin to receive GnRH treatment prior to myelo-ablative chemotherapy (to eliminate as much of the leukaemia as possible) and continue on the GnRH treatment for around 9 months. It is currently planned that at various intervals over the course of study, blood samples will be collected for analysis of T cell numbers (particularly of new thymic emigrants) and functions (specifically, response to T cell stimuli in vitro).

6.2.2 Cancer & Vaccination Studies

6.2.2.1 General Cancer Study

NIM expects to conduct a study that is intended to widen the eventual utility of the NIM GnRH approach to patients who are likely to receive chemotherapy. Patients receiving GnRH treatment for prostate cancer, will receive a variety of standard vaccinations (testing for recall immune responses) as well vaccines which they should never have been exposed to previously.

This study should hopefully demonstrate the ability of GnRH treated individuals to respond better to both new and recall antigens.

6.2.2.2 Specific Cancer Vaccine Studies

Many groups have tried, largely unsuccessfully, to develop cancer vaccines against a number of cancer types. Many have struggled to raise adequate levels of immunity in adults. This is a significant problem facing cancer vaccine development strategies. The difficulty in inducing adequate immune responses in adults is related to the 'strength' of the immune system in cancer patients who are generally at a later stage in life - i.e. usually in their 50's and older. We believe NIM's technology could help to enable stronger immune responses.

NIM expects to commence a study in the US in late 2004 or early 2005 to assess the potential benefits of GnRH treatment to enhance the immune response in patients with melanoma, who are being treated with a specific experimental melanoma vaccine.

6.3 Europe

6.3.1 HIV /AIDS Studies

The use of Lupron by patients with HIV/AIDS represents one of the more challenging contexts in which to test the ability of thymic re-growth to repopulate the peripheral T cell pool. This is because HIV attacks T cells directly. It is expected that the trial will be conducted in patients who are receiving high activity anti-retroviral therapy (HAART) to control HIV replication. The focus of any such study will be to ascertain if the combined effects of HAART with GnRH analogues can potentially reduce the virus to undetectable levels in the body. Given the expected reduction in T cell numbers that is caused by the virus each time viral load rises to critical levels, these patients could potentially each receive multiple treatment cycles of GnRH per patient.

6.4 Future Studies

6.4.1 Autoimmune Diseases

Diseases such as rheumatoid arthritis, multiple sclerosis and type I diabetes are characterised by the appearance of T cells which react with normal components of 'self' e.g. the nerves in multiple sclerosis or the joints in rheumatoid arthritis. These auto-reactive T cells cause tissue damage.

In a disease such as multiple sclerosis where the disease substantially reduces quality and length of life and no effective therapy exists, complete T cell ablation may assist in the treatment of the primary disease, but the immuno-suppression that follows, tends to render the patients acutely sensitive to opportunistic infections which may become life threatening in the absence of effective immunity.

However a strategy of T cell ablation, could potentially be assisted by thymic re-growth under the influence of GnRH analogue drugs. NIM expects that this approach will first be tested in multiple sclerosis sufferers, because of the unmet clinical need for treatments addressing the underlying auto-immunity of these patients.

6.4.2 Transplantation and Stem Cell Therapies

While still in its infancy, the field of therapeutics using stem cells has the potential problems of rejection of the transplanted stem cells if they are not derived from the patients themselves (i.e. autologous cells). By ailoring the new T cell component of a patient's new immune system to develop in the presence of donor-derived stem cell progeny (in a donor/recipient mixed thymus re-grown under the influence of GnRH analogues), it is believed that the new T cells developing in the patient will be tolerant to the donor cell and tissue type.

NIM expects to conduct a suite of clinical trials. The final composition and location of each trial is dependent upon agreement with TAP. Although the specific trial details (location, investigators, numbers, protocol, timeline) may change as they are agreed over the coming months, discussions with the relevant clinicians have already taken place, and the overall requirements and the target therapeutic markets are expected be consistent with those summarised below:

6.5 Clinical Trials Summary Table

Trial	Therapy	No. of Patients	Start Date	Sites	Comments
NIM-LETR-01	Cancer	80 + 20	2000 - ongoing	2 x AUS	Positive interim analysis published at the American Society of Hematology Dec 2003; Further publication expected H2 2004
NIM-LETR-02	Cancer	100	H2 2004	3 x USA	Autologous BMT study with primary endpoints of immune responses to defined antigenic challenges (vaccines) to determine immune status. Secondary endpoints concern measures of new thymic T cell output.
NIM-LETR-03	Cancer	100	H2 2004	3 x USA	Allogeneic BMT study with primary and secondary endpoints as above
NIM-LEVR-01	Cancer & Vaccination	50	H2 2004	3 x USA	Open label study in newly diagnosed prostate cancer patients who would receive Lupron as a matter of course in their normal therapy – endpoints include responses to vaccine challenges, thymic T cell output
NIM-LECVR-01	Melanoma Cancer Vaccine	30	H1 2005	1 x USA	Exploratory efficacy study in patients diagnosed with melanoma; looking for immune responses to an experimental autologous melanoma lysate as well as 'usual' measures of T cell performance and frequency
NIM-LEATR	HIV / AIDS	20	H1 2005	1 x Swiss	Key endpoints will be recovery of naïve $CD4^{+}$ T cell counts and restoration of immune function

7. Intellectual Property

NIM is in the process of seeking patent protection for its technologies in the major markets (including the USA, Europe, and Japan) and a selection of other countries which are signatories to the International Patent Cooperation Treaty. Patents have already issued in Singapore and South Africa.

FILE NUMBER: 82-34754

NORWOOD ABBEY

PATENT GRANTED FOR NORWOOD IMMUNOLOGY IN SINGAPORE

Key Points:

- Additional patent granted in Immunology intellectual property portfolio
- Granted claims are extensive and cover key aspects of the Immunology technology
- Patent granted for Singapore (Patent Number 84242)

Norwood Abbey Ltd [ASX:NAL] advises that a further patent relating to its Immunology Project has been granted.

Norwood Immunology has an extensive portfolio of patent applications incorporating in excess of 100 applications covering all major worldwide markets.

The patent is for Singapore and the granted claims are extensive and cover key aspects of the Norwood Immunology technology.

The summary of the granted claims relate to:

"Use of a compound such as luteinizing hormone-releasing hormone analogues (GnRH analogues), that disrupts sex steroid signaling to the thymus (for modifying T cell population makeup or increasing the number of T cells) in a patient in the treatment or prevention of: an autoimmune disease; a hypersensitivity disease; cancer, including where the patient has undergone chemotherapy and/or radiation therapy and/or bone marrow transplantation; an infectious agent, including HIV; organ or bone marrow transplantation ; and vaccination against an infectious agent or a tumour cell."

Norwood's Immunology technology is based on the use of GnRH analogue drugs, to regenerate the thymus gland and, in turn, "re-boot" the body's immune system to produce new T cells, enabling patients to better recover from life-threatening diseases.

The listing of Norwood Immunology, a subsidiary of Norwood Abbey, on London's AIM exchange is progressing to plan. As previously reported KBC Peel Hunt has been appointed as nominated adviser for the listing and it is the current intention of the Norwood Abbey Board to seek a listing for Norwood Immunology Limited in the first half of 2004, subject to market conditions.

Australia Company Contacts
Bernie Romanin
bromanin@norwoodabbey.com.au
61 (0)3-9782 7333
www.norwoodabbey.com

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

FILE NUMBER: 82-34754

NORWOOD ABBEY

Progresses NASDAQ Listing

Key points

- **Progression towards full NASDAQ Listing**
- **Accounting and Legal processes initiated**

Medical Technologies Group Norwood Abbey Limited (ASX:NAL and NASDAQ:NABYY) advises that, as a result of consultation with USA based biotech institutional investors, the Company has initiated the next steps in the process to achieve a full NASDAQ Listing in the USA.

The NASDAQ Listing allows such institutional investors to participate on a platform that is consistent with:

- their charter enabling them to invest in foreign equities; and
- their ability to operate in accordance with their standard electronic investment procedures

The listing process falls into several distinct parts - accounting and legal preparation:

1. The Company's accounts must be converted to United States Generally Accepted Accounting Principles (US GAAP).
2. Legal documentation (Form 20F), incorporating the financial statements and a section called "Managements Discussion and Analysis", is prepared and filed with the Securities and Exchange Commission (SEC).
3. The SEC will review the Form 20F.
4. Upon SEC declaring Form 20F effective, an application is made to NASDAQ (a listing agreement) whereby Norwood securities are made available for trading.

As part of the Norwood's strategy to expand its already significant US investor base, the Company has commenced an extensive program of institutional presentations in the USA. The program is being managed by Norwood's New York based Investor Relations consultants, Lippert, Heilshorn and Associates.

The full NASDAQ Listing is targeted for completion before the end of calendar 2004.

For further information on Norwood Abbey visit www.norwoodabbey.com

Australia Investor Contact:

Michael Kotowicz
RADAR Investor Relations
61-2-8233-8102

U.S. Investor Contact:

Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	50,000 at $0.375 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	143,170,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	44,430,969 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....21/04/2004..............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell................................

== == == == ==

+ See chapter 19 for defined terms.

FILE NUMBER: 82-34754

N O R W O O D A B B E Y

LASER DEVICE RECEIVES EUROPEAN MARKETING APPROVAL

Key points

- **CE Mark received for Laser Drug Delivery device**
- **Approval to commence marketing in Europe**
- **Confirms company's full compliance with Quality Management Systems**
- **Approvals now received for all key markets**

Medical Technologies Group Norwood Abbey Ltd (ASX:NAL) advises that it has received the CE Mark for the Company's Laser device. Receipt of the CE Mark allows Norwood to commence marketing of the Laser product in all European countries. Registration number is HD 60007951 0001.

Approval is given under the EC Directive 93/42/EEC Annex II, Article 3 and is acknowledgment that the company has satisfied all requirements of the Full Quality Assurance System – Medical Devices.

German based, TUV Rheinland Product Safety GmBH, conducted an extensive audit of Norwood Abbey and the company was fully compliant with all aspects of the review.

The Approval states: "The Notified Body hereby authorizes the quality management system established and applied by the company mentioned above. The requirements of Annex II, Article 3 of the directive have been met. This approval is subject to periodic surveillance. Defined by Annex II, Article 5 of the aforementioned EC Directive, and can be used by company with the manufacturer's declaration of conformity."

Norwood has now received key approvals and market clearances for Australia (TGA), the USA (FDA 510k) and Europe (CE Mark).

The Epiture Easytouch System was launched in the USA in November 2003 at the American Academy of Pediatrics. Recently it was exhibited at the American Association of Pain Management Nurses and continues to receive very favourable responses from the clinical community. The initial marketing program has focussed on placing the product in key childrens' hospitals across the USA. The product is currently being evaluated for purchase in a number of key childrens' hospitals and this has been translated into the first USA sales of the product. Marketing programs to leverage on the key reference sites have been initiated and are expected to build sales levels in the coming months.

Further information on Norwood's technologies can be found at www.norwoodabbey.com

Australia Investor Contact

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

Bernie Romanin
Norwood Abbey
61-3-9782-7333

U.S. Investor Contact

Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,000 at $0.375 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	143,120,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	44,480,969 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....15/04/2004...............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell...............................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	65,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	65,000 at $1.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	143,095,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	44,505,969 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....13/04/2004...............

Print name: ......Jeffrey H. Bell...............................

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	40,000 at $0.375 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 April 2004

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	143,030,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	44,570,969 831,600	Options exercisable at various prices expiring on various dates Employee Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: .....8/04/2004...............

(~~Director~~/Company Secretary)

Print name: ......Jeffrey H. Bell...............................

== == == == ==

+ See chapter 19 for defined terms.

NORWOOD ABBEY

NORWOOD IMMUNOLOGY AU$280 MILLION FLOAT

Key points:

- ***Norwood Abbey subsidiary makes formal announcement of intention to Float on London's Alternative Investment Market***
- ***Indicative pricing pre-money of GBP£100 million (AU$243 million)***
- ***Proposing to raise up to GBP£15 million (AU$37 million) through KBC Peel Hunt***
- ***Expected listing May 2004***
- ***KBC Peel Hunt research note sees Norwood Immunology as unique opportunity***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that its subsidiary Norwood Immunology Ltd has today formally announced its intention to float on the Alternative Investment Market of the London Stock Exchange, with listing targeted for May, in line with our previously announced expectations.

Agreement has been reached with nominated advisors and brokers to the float - KBC Peel Hunt - to raise new equity based on a pre-money valuation of Norwood Immunology of GBP£100 million (AU$243 million). Norwood Abbey currently holds 92% (approx) of the issued shares of Norwood Immunology Ltd.

It is intended that up to GBP£15 million (AU$37 million) will be raised through a private placement to institutions and professional investors through KBC Peel Hunt. Based on the above, it is estimated that the market capitalization of Norwood Immunology Ltd at listing will therefore be approximately GBP£115 million (AU$280 million). Norwood Abbey will retain in excess of 75% following listing.

KBC Peel Hunt has prepared an analyst research note for prospective investors. The note indicates that Norwood Immunology Ltd is "a company differentiated from any other in the sector by its focus on immunology combined with the stage of development of its main product." It also states "we rarely see small biotechnology companies delivering opportunities for label extensions to larger pharmaceutical partners. With TAP Pharmaceutical Products, Inc. ("TAP") licensing the US rights to the immunology technology, Norwood Immunology Ltd has achieved an enviable risk-reward profile and the outlook is excellent."

Norwood Immunology is seen as presenting "a strong investment profile based on the strength of its science and its commercial prospects." In particular:

- The intellectual property (IP) has a strong pedigree having been peer reviewed from both an academic perspective (through publication in highly regarded international journals) and an industry standpoint (through the due diligence process conducted by TAP).
- The development times are likely to be much shorter than those normally associated with biotechnology companies because most of the work is being conducted on a class of drugs (GnRH analogues) which are already in wide clinical use today.
- The presence of the dominant player in the US market, TAP, provides a high degree of comfort that the market opportunities created through the NIM IP will be commercially exploited efficiently and rapidly.

- The wide variety of potential indications to which the IP might be applied provides growing economic incentives to both Norwood Immunology and partners such as TAP.
- Low cost R&D due to many activities being based in Australia. This generates greater returns for investors without compromising on the international quality of the work.
- Other technologies being explored, based on the core immunology boosting strategies, are at an earlier stage but allow for a product development pipeline that will generate longer term opportunities."

In November 2003, Norwood Abbey signed and exclusive license agreement with TAP, in connection with this agreement TAP made an investment in Norwood Abbey of US$2 million at AU$1.70 per share. Prior to the proposed listing Norwood Abbey, with TAP's approval, intends to assign this license to Norwood Immunology.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Investor Contact

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

Bernie Romanin
Norwood Abbey
61-3-9782-7333

U.S. Investor Contact

Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

Norwood Abbey

Norwood Abbey Ltd

Corporate Presentation

March 2004

partnerships to improve PEOPLE'S LIVES

Norwood in a snap shot

- Headquarters Melbourne, Australia
- Established 1998
- Offices in USA and Europe
- ASX public listing 2000
- NASDAQ - Level 1 ADR in 02/2004
- Technologies from MIT, MGH and Monash University



partnerships to improve people's LIVES

Norwood's Management Team



Peter Hansen – Executive Chairman
Peter established Norwood in 1998 and has over 30 years experience in management, product development and manufacturing operations in medical, electronic and optical businesses. He has been primarily responsible for the development of Norwood's business and the acquisition and development of Norwood's technology portfolio.



Jeff Bell - Chief Operating Officer and Company Secretary
He is responsible for the financial and statutory obligations and daily operations of the Company and has over ten years experience advising on all aspects of accounting; including statutory financial reporting. Jeff was previously responsible for a diverse portfolio of clients primarily in the medical research and manufacturing fields with the Chartered Accounting firm of Draffin Walker.

partnerships improving PEOPLE'S LIVES

Norwood Abbey

Norwood's Management Team



Richard Walmsley – CEO – Devices, Drug Delivery

Richard is Head of Norwood's Devices Business. He has 14 years experience in the design and development of medical equipment used in ophthalmology, general surgery and blood collection. He has held senior product development management positions with several medical companies manufacturing products for international markets.



Bernie Romanin – SVP Corporate Development

Bernie is responsible for Corporate Development including all aspects of Corporate Communications and Investor Development and Relations. He is a senior health care professional with over 20 years of sales and marketing experience in Australia and the USA. He was formerly Vice President of Market Development for Bayer Diagnostics in the USA.

partnerships to improve PEOPLE'S LIVES

Norwood's Management Team



Richard Williams – CEO Norwood Immunology

Richard has more than 20 years experience in corporate finance, fundraising and commercialising of healthcare projects. Most recently he was head of Andersen's Global Healthcare Corporate Finance practice. He was with Andersen for 24 years. Richard is focusing on achieving key commercial milestones for Norwood Immunology including completion of commercial partnerships, securing strategic investors for the project and managing the process for a planned public listing.



Dr Richard Boyd – CSO Norwood Immunology.

Richard is Associate Professor with the Department of Pathology and Immunology at Monash University. His research centres on understanding how the thymus functions and successfully growing a functioning thymus, receiving world acclaim and appearing on the cover article in the prestigious scientific journal, Nature Immunology, Richard is a leading and respected international figure in immunology and heads Norwood's Immunology research.

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Corporate Structure


Norwood Abbey Limited
Norwood Immunology
Immunology Project
Norwood Devices - Drug Delivery
Laser Assisted
Needle Free Injection
Micro Needle Based

partnerships to improve PEOPLE'S LIVES

Norwood's Strategy

- Business Development Focus
- Partnerships
- Multi project to mitigate risk
- Focus on projects closest to market
- Leverage strong relationships with world's best

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Our business is built on partnerships

- Immunology
  - Research / Technology - Monash University
  - Medical and Scientific Advisory Board
  - Commercial – TAP Pharmaceutical Products
- Laser assisted Drug Delivery (LAD)
  - Technology - Massachusetts General Hospital
  - Pharmaceutical (U.S.) – Ferndale Laboratories
  - Manufacturing – LightMed (Taiwan)
  - Asian Commercialisation – MedNet International
- Needle-free Injection System
  - Technology - Massachusetts Institute of Technology (MIT)
- Micro-needle Based Delivery
  - Technology - Massachusetts Institute of Technology (MIT)

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Norwood's Businesses

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Immunology



partnerships to improve PEOPLE'S LIVES

Norwood Abbey

The Immune System

- The immune system is important in fighting numerous diseases, of which cancer is a major challenge

- To date, no therapies have been introduced that fundamentally improve the immune system.

partnerships to improve people's LIVES

Norwood Abbey

Immunology Background

- Norwood Immunology (NIM) is developing and commercializing technologies and IP associated with improvement of immunity involving:
  - the re-growth of the thymus (the "heart" of the immune system)
  - generation of new naive T cells
  - improved bone marrow function
  - using an *established* pharmaceutical product - GnRH analogues

partnerships to improve PEOPLE'S LIVES

Immunology Background

- NIM's technology is based upon suppression of the body's sex steroids
- Norwood believes sex steroids are fundamental to the progressive degradation of the adult immune system, via their impact on the thymus and bone marrow

partnerships to improve PEOPLE'S LIVES

Science and Technology

- The following figure shows the effect of sex hormone suppression (using GnRH analogue drugs) on the thymus
- The observed thymic re-growth, in the old, but treated animal, occurs within days of sex hormone removal and is complete by 2 to 4 weeks





Thymus of a young animal.



Thymus of an old animal.



Thymus of a treated animal

partnerships to improve PEOPLE'S LIVES

Commercial Opportunity

- Commercial strategy
  - Based on expanding use of a safe and effective drug
  - Investment in late stage human trials
  - Time to market is short – estimated 2-3 years for first indications
- Value of drug
  - Average per treatment cost of ~US$2500

partnerships to improve PEOPLE'S LIVES

Norwood's US Commercial Partner

- In November 2003, Norwood signed an exclusive licence agreement with TAP Pharmaceutical Products Inc., to license Norwood's technologies for immunology applications in the USA



TAP PHARMACEUTICAL PRODUCTS INC.

partnerships improving PEOPLE'S LIVES

Norwood Abbey

TAP and GnRH Analogue Drugs

- GnRH analogues, currently approved in most countries for treatment of prostate and breast cancer and endometriosis, generate approximately US$2.8 billion p.a. worldwide

- TAP is market leader in the US with GnRH agonist – Lupron Depot® with annual sales of over US$850 million

- The commercialisation of this project will generate sales for TAP and license fees and royalty income for NIM

partnerships to improve PEOPLE'S LIVES

Partnership is focussing on significant markets

Norwood (with TAP) is focusing commercial and clinical development on market segments in which the ability to rejuvenate the immune system, is expected to have a significant impact.

- Cancer:
  - Recovery of Immunity following chemotherapy or radiation;
  - Cancer vaccines (and vaccines generally); and
  - Bone marrow transplantation
- Viral diseases - HIV/AIDS
- Autoimmune disorders
- Transplantation

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

U.S. Markets are large

- U.S. Market Size
  - Cancer - chemotherapy/radiation therapy - >one million patients
  - Viral Diseases – including HIV/AIDS – in excess of 500,000 HIV/AIDS sufferers in the USA
  - Bone Marrow Transplantations - 20,000 patients per year

- Royalty revenues
  - Royalties payable on sales of Lupron™ in Immunology
  - Projected to commence in late 2006/2007

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Commercial Development

- Royalties are payable on sales of Lupron Depot® when used for Norwood immunology applications
- GnRH analogues are already approved for use in existing indications
- Patents have been filed re use of drug for immunology effect
- The commercial partnership with TAP, will bring protection for the Norwood immunology technology in USA

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Clinical Trials

Additional clinical trial programs are aimed at developing and commercialising the technology and expanding the use of Lupron^{tm}

- Cancer
  - Cancer patients with suppressed immunity from chemotherapy treatment
  - Cancer vaccines (Melanoma)
  - Cancer patients undergoing bone marrow transplant (BMT)

- Viral - HIV/AIDS

- It is expected that these initial U.S. and European trials will commence in 2004 and be completed in 2005/6

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Medical Collaborations

Collaborations - Pre-eminent international scientific / medical institutions

- M.D. Anderson Cancer Center, Houston, U.S.A.
- Royal Free Hospital, London, U.K.
- Memorial Sloan-Kettering Cancer Center, New York, U.S.A.
- Dana-Farber Cancer Institute, Boston, U.S.A.
- University of Minnesota, U.S.A.
- University Hospital – Basel, Switzerland
- Peter MacCallum Cancer Institute – Melbourne, Australia
- Alfred Hospital, Melbourne, Australia

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Medical and Scientific Advisory Board

- Dr Bruce R Blazar (Prof in Transplantation Immunology, University of Minnesota)
- Dr Georg Hollander (Prof of Paediatric Immunology, Basel Institute)
- Dr Paul Travers (Anthony Nolan Research Inst, Royal Free Hospital)
- Dr Yousuke Takahama (Director of the Department of Immune System Development, University of Tokushima)
- Dr Marcel van den Brink (Memorial Sloan-Kettering Cancer Center)

Principal Investigators

- Dr Richard Champlin (Prof of Medicine, MD Anderson Cancer Center)
- Dr Lee Nadler (Senior VP, Dana Farber Cancer Institute)

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Financial Opportunity

- Financial Projections
  - Norwood anticipates first royalties in late 2006/2007
  - Norwood anticipates cash flow break even in 2007

- The projections are based on assumptions for each of the core therapeutic markets and estimated overheads and clinical trials costs

- It is part of the NIM strategy to license its technology outside the USA

partnerships improving PEOPLE'S LIVES

Norwood Abbey

Immunology - Corporate

- Norwood Abbey has funded the development of the Immunology project since 2000
- Norwood Immunology (NIM) subsidiary established
- Planned to list NIM on London AIM exchange within 6 months (Peel Hunt appointed as Nominated Adviser)
- Norwood Abbey owns >92% of Norwood Immunology and expects to retain 75% or more of the equity at IPO
- Monash University has a ~3% equity position

partnerships improving PEOPLES LIVES

Norwood Abbey

Potential Revenues

- Subject to the results of further research and clinical studies, it is estimated that internationally there are, annually
  - Approximately 8 million patients in the top six priority projects selected for development by Norwood
  - In excess of 3 million patients in the potential "Cancer" indications
- It is estimated that because of the life threatening nature of many of the 'diseases' that market penetration rates are likely to be high
- Drug costs (depending on the indication) are estimated at between US$1250 – US$3750 per treatment

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Norwood Immunology - Summary

- Rejuvenating the adult immune system
- Based on patented 'new use' of an existing class of drugs (GnRH analogues – Lupron^{tm})
- Commercial partnership with TAP, US market leader
- Very large potential markets including Cancer, Viral diseases and Auto-immune disorders
- Time to market is short – 2 to 3 years
- Prestigious medical and scientific advisers and collaborators

partnerships improving PEOPLES LIVES

Norwood Abbey

Devices – Drug Delivery

partnerships to improve PEOPLE'S LIVES

Laser Assisted Drug Delivery (LAD)



partnerships to improve PEOPLE'S LIVES

Norwood Abbey

What does LAD do?

- Enables the efficacious and efficient delivery of drugs through the skin
- Painlessly alters the outer layer of skin - stratum corneum
- Increases permeation of drugs
- Enables better delivery of drugs through the skin
- Reduces time it takes for a drug to work







partnerships to improve PEOPLE'S LIVES

Norwood Abbey

LAD Overview

- Base Technology Licensed from Massachusetts General Hospital
- Patents – 11 Granted – USA
- Commercial Partnership – USA
- Distribution Arrangements – Asia
- Manufacturing Partnership – Taiwan
- Manufacturing Commenced
- First USA Sales Secured



partnerships to improve PEOPLE'S LIVES

Norwood Abbey

The First Clinical Application – Topical Anaesthesia

The Challenge:

"To eliminate or assuage pain and suffering in children whenever possible"
(American Pain Society, Policy Statement, Sept 2001)

"Both children and their parents are anxious and fearful when faced with the threat of pain associated with a needle procedure" (Young, Schwartz, and Sheridan, 1996)

partnerships improving PEOPLE'S LIVES

Norwood Abbey

Topical Anaesthesia – Faster Effect


Topical Anaesthesia
45-60 min
+
LAD Technology
=

Rapid & Effective Local Anaesthesia in 5 minutes

- Injections
- IV insertions
- Blood sampling

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

LAD – Commercial strategy

- Device designed for use with single use disposables
- Profit margins from sales of disposable tips and drug
- Strategy
  - Maximize market penetration by utilising high disposable/drug margins to subsidise device costs
  - Device distribution by specialized commission based device sales agents



partnerships to improve PEOPLE'S LIVES

US Marketing Strategy focus is on Pain Management

epiture™ easytouch
Ouch-free technology

www.epitureeasytouch.com





aren't such a pain

partnerships to improve PEOPLES LIVES

Norwood Abbey

LAD Commercial Status

- FDA 510(k) marketing clearance
- Outsourced Manufacturing in Taiwan
- US Market
  - Commercial network being established in the USA
  - Successful launch at American Academy Of Pediatrics (AAP) in November 2003
  - First USA sales
- Progress toward CE Mark for Europe
- Commercialisation Partner for Asia Pacific

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Needle Free Injection System

Development at
Massachusetts Institute of Technology

partnerships to improve people's LIVES

Norwood Abbey

Research and Development

Technology is being developed at the Massachusetts Institute of Technology (MIT) under the direction of Dr Ian Hunter,

Ian Hunter, Ph.D.

Head, BioInstrumentation Lab, Hatsopoulos Professor

Prof. Mechanical Engineering, Prof. BioEngineering

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Aim

Development of a drug delivery technology capable of delivering a wide variety of drugs through the skin to a range of selectable depths without the use of needles.

- Low cost – particularly the disposable / single use elements
- Adjustable delivery force
  - Type of drug
  - Depth of delivery
- Silent
- Little or no Pain

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Why a needle free injection system?

- Medical Need – Safety - Remove the danger of the needle
  - > one million healthcare professionals worldwide are accidentally injured by sharp objects, mostly needles, each year
  - ~ 4000 U.S. healthcare workers contract infections including HBV, HCV and HIV each year
  - Annual cost to the healthcare industry of these needle-stick injuries is hundreds of millions of dollars
  - USA - In 2000 the Needlestick Safety and Prevention Act was enacted in the USA to encourage the healthcare industry to move away from exposed needles
- Large potential market
  - 16 billion needle procedures per annum for drug delivery

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Technology

- **Technology** - Norwood needle-free drug delivery technology uses an electrically controlled fast contracting fiber to generate the pressure required to accelerate the drug through the skin.
- **Silent Operation** - The fiber contraction is silent and has the very important advantage of being able to meter out specified doses at specified skin depths.
- **Control** - The technology also allows us to avoid the very high initial pressures created by gas based injectors which in the case of high molecular weight drug formulations such as proteins can cause denaturation of the drug molecules.
- **Prototypes** - Laboratory demonstrations have shown drug delivery through pig skin to depths as great as 10 mm via very small 100 micrometer diameter needle-free injectors.
- **Pain** - Anecdotal evidence that drug delivery through such very small orifices are felt but may not be experienced as painful.

partnerships to improve PEOPLE'S LIVES

Device operation schematic


Orifice
Cylinder
Force generated
by NiTi
Piston
Pressure
Source (P)
Drug Stream

Cross-section of piston cylinder interaction

partnerships to improve PEOPLES LIVES

Norwood Abbey

Needle Free Device Configurations

Devices:-

- Single dose device
- Multiple drug device - simultaneous or sequential multiple drug delivery (e.g. for inoculations)
- Multiple dose device - sequential multi-shot delivery (e.g. Veterinary)
- Separate device and drug vial(s) and/or cartridge and/or drug reservoir

partnerships improving PEOPLES LIVES

Needle Free Injection System

- Status
  - Base technology licensed (exclusive) from McGill University – Canada
  - U.S. patents filed
  - Operational prototype (bench level)
  - Human and veterinary applications – opportunities identified and initial discussions underway
  - Entered into full development phase in 02/2004

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Corporate Profile

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Management
and
Board of Directors

partnerships to improve PEOPLES LIVES

Norwood Abbey

Management

- Progressive movement towards U.S. based project management
- Appointment of executives outside Australia
  - USA VP Lasers – appointed Q3 2002
  - Europe General Manager Lasers – Q1/Q2 2004
- Plan to appoint U.S. based senior project directors for other projects
  - USA VP Immunology – Q2 2004
  - USA VP Needle-free Delivery – Q1/Q2 2004

partnerships to improve people's LIVES

Board of Directors

- Enhancing quality and breadth of experience of Board members
  - Appointed executive search firm and prospective non-exec Director candidates currently being identified
  - Pharmaceutical industry background
  - USA and Europe based

- Expect most new appointments will be outside Australia

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Corporate Profile

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Norwood Abbey - Corporate Profile

- Public Listing
  - Australian Stock Exchange (ASX:NAL)
  - NASDAQ Level One (NABYF)
- Share Structure
  - ~ 143 million shares
  - ~ US$174 million market capitalization (fully diluted)
  - ~ 4,700 Shareholders
  - ~ 70 million shares held by top 10 (institutions/families)
  - ~ 20 million shares held by US investors
- Immunology Business Unit (NIM) to be listed on LSE/AIM in 2004
- NAL owns >92% of NIM

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Summary

partnerships to improve PEOPLES LIVES

Norwood Abbey

Summary

- Achievements
  - LAD
    - Commercial and Manufacturing Partnerships – local anaesthetics
    - FDA Approval for first application
  - Immunology
    - Commercial Partnership with TAP Pharmaceuticals
    - Major international medical collaborations
    - Established separate self-funded entity
- Investment Strategy
  - Focus on two projects in commercial phase
  - Full scale development of Needle-free Drug Delivery system
- Revenues
  - LAD – first sales Q1 2004
  - Immunology late 2006/2007

partnerships to improve PEOPLE'S LIVES

Norwood Abbey

Thank you

partnerships to improve people's LIVES

Computershare

Tuesday 16 March 2004

Investor Services

Computershare Investor Services Pty Limited
ABN 48078279277
Level Twelve 565 Bourke St
Melbourne Victoria 3000 Australia
GPO Box 2975EE
Melbourne Victoria 3001 Australia
DX Box 30941
Investor Enquiries 1300 850 505
Telephone 61 3 9611 5711
Facsimile 61 3 9611 5710
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
Ireland
New Zealand
South Africa
United Kingdom
USA

Australian Stock Exchange Limited
Company Announcements
Attention: Ms Pam Ross

Fax - 1900 999 279 - 5 Pages

Change Of Address Notification

Dear Ms Ross,

With effect from commencement of business on 22 March 2004, the Melbourne Office of Computershare Investor Services Pty Limited (CIS) is moving:

From
Level 12, 565 Bourke Street, Melbourne Victoria 3000

To
Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067
Main Switchboard – 03 9415 5000
Enquiries outside Australia - +61 3 9415 4000
Facsimile - +61 3 9473 2500

The postal address remains unchanged:
GPO Box 2975, Melbourne, Victoria 3001

Our 1300 and 1800 prefixed numbers also remain unchanged.

Lodgement of documentation by member organisations, security holders, and other interested parties must be made to the new address with effect from 22 March 2004.

Attached is a list of the clients of CIS Melbourne Office who are affected by this move. Could you please arrange for the details concerning the location of the securities registers to be amended.

Should you have any further questions relating to this matter, please contact the undersigned.

Yours Sincerely,

Peter Vaughan
Computershare Investor Services Pty Limited

Computershare

AAT	Autron Corporation Limited
ADA	Adacel Technologies Limited
ADL	Admerex Limited
ADT	Advent Limited
AEO	Austereo Group Limited
AET	Ausmelt Limited
AFL	Australian Pure Fruits Limited
AGS	Alliance Resources Limited
AIX	Australian Infrastructure Fund
ALH	Australian Leisure & Hospitality Group Limited
AMC	Amcor Limited
AML	AMRAD Corporation Limited
AMZ	Amcor Investments (New Zealand) Limited
ANN	Ansell Limited
ANP	Antisense Therapeutics Limited
ANX	Anadis Limited
ANZ	Australia and New Zealand Banking Group Limited
ARP	ARB Corporation Limited
ASK	Amskan Limited
ASU	Alpha Technologies Corporation Limited
ATG	Austin Group Limited
ATH	A Tech Holdings Limited
AUI	Australian United Investment Company Limited
AVC	Australian Visual Communications Limited
AVF	Australian Value Funds Management Limited
AVJ	A V Jennings Homes Limited
AWB	AWB Limited
AWC	Alumina Limited
AXA	AXA Asia Pacific Holdings Limited
AXH	Adex Holdings Limited
AXN	Axon Instruments Inc.
BOC	Bougainville Copper Limited
BAX	Baxter Group Limited
BDG	Bendigo Mining NL
BDM	Biodiem Limited
BER	Berklee Limited
BFL	Bonlac Foods Limited
BGF	Ballarat Goldfields NL
BHP	BHP Billiton Limited
BKA	Buka Minerals Limited
BKV	Big Kev's Limited
BOL	Boom Logistics Limited
BSN	Bisan Limited
CAL	Citic Australia Trading Limited
CBC	China Convergent Corporation Limited
CBD	CBD Energy Limited
CDC	Child Care Centres Australia Limited
CDL	Canada Land Ltd
CDX	CDS Technologies Limited
CEQ	Central Equity Limited
CGO	CPT Global Limited
CID	Citadel Pooled Development Limited
CIH	China Construction Holdings Limited
CIR	Circadian Technologies Limited
CLL	P. Cleland Enterprises Limited

Computershare

CML	Coles Myer Limited
CPI	CPI Group Limited
CRO	Crown Limited
CRP	Cryptome Pharmaceutical Limited
CSL	CSL Limited
CST	Cellestis Limited
CUE	Cue Energy Resources Limited
CTY	Country Road Limited
DFT	Datafast Telecommunications Limited
DMY	Dromana Estates Limited
DNI	Digital Now Inc
DPL	Daily Planet Limited, The
DUI	Diversified United Investment Limited
EAC	East African Coffee Plantations Limited
EIF	Eiffel Technologies Limited
EMI	emitch Limited
EPR	Essential Petroleum Resources Limited
EPT	Epitan Limited
EQT	Equity Trustees Limited
ERH	Eromanga Hydrocarbons NL
EWL	Entertainment World Limited
EWN	Erawan Company Limited
FEA	Forest Enterprises Australia Limited
FGL	Foster's Group Limited
FRM	Farm Pride Foods Limited
FUN	Funtastic Limited
GAN	CFS Gandel Retail Trust
GAP	Gale Pacific Limited
GAS	Gasnet Australia Group
GCN	GoConnect Limited
GHG	Grand Hotel Group Limited
GNS	Gunns Limited
GUD	GUD Holdings Limited
HLT	Healthpoint Technologies Limited
HWI	Housewares International Limited
IAS	IASBet Limited
IAT	Iatia Limited
ICP	International Concert Attractions Limited
IGP	Investor Group Limited
INO	Innovonics Limited
INT	Intermoco Limited
ION	ION Limited
IRN	Indophil Resources NL
ITE	I T & E Limited
IWL	IWL Limited
IXL	IXLA Limited
JBH	JB Hi-Fi Limited
JRV	Jervois Mining Limited
KNH	Koon Holdings Ltd
LKO	Lakes Oil NL
LKP	Lako Pacific Limited
LMC	Lemame Corporation Limited
LSG	Lion Selection Group Limited
MBF	MBF Carpenters Limited
MBP	Metabolic Pharmaceuticals Limited
MCH	Murchison Holdings Limited

Computershare

MCL	M2M Corporation Limited
MCP	McPherson's Limited
MDL	Mineral Deposits Limited
MMS	McMillan Shakespeare Limited
MPM	MPI Mines Limited
MRY	Monteray Group Limited
MSI	Multistack International Limited
MUL	Multiemedia Limited
MVP	Medical Developments International Limited
MWC	Media World Communications Limited
MYO	MYOB Limited
NAL	Norwood Abbey Limited
NCI	National Can Industries Limited
NFO	Network Foods Limited
NHM	New Holland Mining Limited
NLX	Nylex Limited
NNZ	Nylex (New Zealand) Limited
NPH	New Privateer Holdings Limited
NUF	Nufarm Limited
NWK	Network Limited
OCO	Oriel Communications Limited
OIL	Optiscan Imaging Limited
OKN	Oakton Limited
PAS	Pasminco Limited
PBT	Prana Biotechnology Limited
PCE	Pinnacle VRB Limited
PCO	Pracom Limited
PHL	Pearl Healthcare Limited
PMV	Premier Investments Limited
POH	Phosphagenics Limited
PPX	PaperlinX Limited
PRG	Programmed Maintenance Services Limited
PRM	Plenty River Corporation Limited
PRV	Premium Investors Limited
PSG	Palm Springs Limited
QST	Quest Investments Limited
RBS	Roberts Limited
RCL	Repco Corporation Limited
RDF	Redflex Holdings Limited
REH	Reece Australia Limited
RIO	Rio Tinto Limited
RMG	RMG Limited
RNG	Range River Gold Ltd.
SCE	Suntech Environmental Group Limited
SED	Sedimentary Holdings Limited
SEE	Sun Capital Group Limited
SEN	Senetas Corporation Limited
SHV	Select Harvests Limited
SIG	Sigma Company Limited
SKE	Skilled Engineering Limited
SKS	Stokes (Australasia) Limited
SMX	SMS Management & Technology Limited
SNO	Snowball Group Limited
SPC	SPC Ardmona Limited
SPD	Strategic Pooled Development Limited
SPL	Starpharma Pooled Development Limited

Computershare

SPT	Spotless Group Limited
SSI	Sino Securities International Ltd
STP	SteriCorp Limited
STS	Structural Systems Limited
SWG	Swish Group Limited, The
TAW	Tawana Resources NL
TCL	Transurban Group
TCS	Transurban CARS Trust
TGG	Templeton Global Growth Fund Ltd
TGR	Tassal Group Limited
TIM	Timbercorp Limited
TKG	Takoradi Limited
TOD	Timbercorp Orchard Trust
TOL	Toll Holdings Limited
TOR	Ticor Limited
TPX	Tasmanian Perpetual Trustees Limited
TRG	Treasury Group Limited
TRU	Trust Company of Australia Limited
TRY	Troy Resources NL
TSS	Tassal Limited
TTI	Traffic Technologies Ltd
TXT	Text Media Limited
TZL	TZ Limited
UEC	UECOMM Limited
USH	US Masters Holdings Limited
UXC	UXC Limited
VHL	Virax Holdings Limited
VIA	Viagold Capital Limited
VRL	Village Roadshow Limited
WBA	Webster Limited
WFL	Willmott Forests Limited
WIF	Wine Investment Fund Limited
WWA	Wridgways Australia Limited
WWH	Water Wheel Holdings Limited
XQA	Queensland Electricity Board
XQB	Brisbane City Council
XQL	Queensland Treasury Corporation
XSQ	South Australian Government Financing Authority
XTA	Hydro Electricity Commission of Tasmania
XVG	Treasury Corporation of Victoria
XWD	Western Australian Treasury Corporation
ZEL	Zeolite Australia Limited

[illegible]

AuSelect Limited
Contango Microcap Limited
Mount Rommel Mining Limited
Pacific Brands Limited
Warrenmang Limited
Zinifex Limited

NORWOOD ABBEY

NORWOOD COMMENCES TRADING ON BERLIN STOCK EXCHANGE

Key points:

- ***Norwood shares admitted to Berlin Stock Exchange***
- ***Trading commences March 11, 2004***

Medical technologies group Norwood Abbey Ltd [ASX:NAL] advises that it has been admitted to the list of the Berliner Boerse (Berlin Stock Exchange). Trading in Norwood's shares will commence on March 11, 2004. Trading occurs in Euro with the Security Code No. 756477.

The Berliner Boerse is a major German market with several thousand listed companies, including several hundred Australian companies.

Norwood's listing has been sponsored by Berliner Freiverkehr (Aktien) AG, the wholly-owned broking subsidiary of the German Investment Bank, Berliner Effektengesellschaft AG.

Berliner Freiverkehr (Aktien) AG is one of the largest German brokers and will act as market maker for Norwood.

Norwood is already listed on the Australian Stock Exchange and recently achieved NASDAQ listing (Level 1).

About Norwood Abbey:

Norwood's businesses are in Immunology and Medical Devices:

Norwood Immunology
Unique patented technology relating to rebuilding the human immune system. The technology is based on the use of a safe and effective class of drugs, called GnRH analogues, which by blocking the sex hormones, leads to the regrowth of the thymus gland, allowing replenishment of T cells and a boost to the immune system. Norwood has a licencing agreement with TAP Pharmaceuticals Inc. (joint venture between Takeda Chemical Industries of Japan and Abbott Laboratories of USA). TAP is the market leader in GnRH analogue drugs in North America.
Upcoming late stage clinical trials will be conducted with key international hospitals and clinics in Europe and USA in the areas of cancer and viral disease. The technology has the potential to address very significant markets such as cancer patients undergoing chemotherapy or radiation therapy. For further details refer to Norwood's website.

Norwood Medical Devices
Norwood has two key technologies in device-based drug delivery.
The first uses a ***laser ablation device*** to remove stratum corneum, allowing a topically applied local anaesthetic to take effect in just five minutes. Existing methods, without laser delivery, take up to 45-60 minutes. The device has US FDA marketing clearance and the product was launched in the USA in late 2003. First US product sales have been secured. The device utilises a single-use disposable tip and drug co packaged. Profits are generated from the ongoing sales of the disposable tips and drug.
European marketing approval is expected during the first half of calendar 2004.

The second technology platform is a ***needle-free injection system*** being developed under a sponsored research partnership with Massachusetts Institute of Technology, Boston, USA. The system will address the key issue of safety for healthcare workers. It eliminates the needle which is a major cause of injury and illness amongst healthcare staff in hospitals and clinics. The device is designed to use a unique patented shape memory alloy technology to allow precise delivery through the skin of a range of compounds. The recently announced accelerated development program at MIT targets a working prototype during calendar 2004. The product is being designed to be safe, silent and price competitive with traditional syringes and retractable syringes.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Investor Contact

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contact

Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

FILE NUMBER: 82-34754

NORWOOD ABBEY

DIAGNOSTIC PATENT - INTERSTITIAL FLUID - AUSTRALIAN PATENT GRANTED

Key Points:

- ***Patent grants in Australia***
- ***Further Strengthens Norwood Abbey's Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that a further patent has granted.

The Australian Patent Office has granted Patent Number 762824- "Interstitial fluid monitoring" relating to a diagnostic method for measuring the concentration of substances in body fluids, by irradiating the skin with a laser and collecting a sample of fluid released. The substance measured could be an ion (eg. sodium or potassium), glucose, an amino acid, various lipids, cholesterol, pH, or protein

The major interest to Norwood is in the possibility of making diagnostic measurements from the interstitial fluids in the skin rather than from the traditional methods of needing to use a needle to withdraw a blood sample, and to then make diagnostic measurements from blood.

The patent has granted with 43 claims. The main claims are:

> A method of measuring an analyte concentration in a fluid from a living body, comprising:
> - altering an area on the stratum corneum of the skin of a living body to have enhanced permeability through to the capillary layer by irradiating the skin with laser energy;
> - collecting a sample of fluid released from within the body through the altered area; and
> - measuring the concentration of an analyte in the sample of fluid.

The granting of the patent further strengthens Norwood's intellectual property position in the laser area.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Investor Contact

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contact

Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

FILE NUMBER: 82-34754

NORWOOD ABBEY

DRUG DELIVERY – ANAESTHETICS – AUSTRALIAN PATENT GRANTED

Key Points:

- ***Patent grants in Australia.***
- ***Further Strengthens Norwood Abbey's Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that a further patent has granted.

The Australian Patent Office has granted Patent Number 761173– "Laser enhancement of skin permeability" with 89 claims. The patent relates to a method of improving the permeability of skin for pharmaceutical delivery. This method involves the use of a substance which when applied to the skin, absorbs energy from a laser and alters the skin, allowing the pharmaceutical to be more readily absorbed.

The granting of this patent is of major relevance to Norwood in respect to the protection of its laser based drug delivery technology in the Australian market. The patent covers the use of a laser device to alter the skin so as to enhance the delivery of topically applied drugs – e.g. lignocaine for local anaesthesia.

The main claims of the 89 claims granted in Patent Number 761173 are as follows:

> A method of enhancing the permeability of the skin of a living body, comprising:
> - applying a substance to a selected area on the stratum corneum of the skin of a living body, the substance for enhancing the absorption of radiant energy having a predetermined wavelength, by the stratum corneum; and then;
> - altering the selected area to have enhanced permeability through to the capillary layer by irradiating the skin with laser energy having the predetermined wavelength.

The granting of the patent further strengthens Norwood's intellectual property position in the laser area.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australia Investor Contact

Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contact

Kim Sutton Golodetz
Lippert, Heilshorn & Associates
kgolodetz@lhai.com
1-212-838-3777

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

NORWOOD ABBEY LIMITED

ABN

20 085 162 456

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	27,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As for existing quoted fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14,000 at $0.375 per share and 13,000 at $1.20 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 March 2004

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
142,990,408	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
44,610,969	Options exercisable at various prices expiring on various dates
831,600	Employee Options

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (~~Director~~/Company Secretary) Date: .....04/ 03/2004..............

Print name: ......Jeffrey H. Bell.................................

== == == == ==

+ See chapter 19 for defined terms.

FILE NUMBER: 82-34754

N O R W O O D | A B B E Y

Norwood Abbey Ltd ABN 70 085 167 455
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
[illegible]

REMOTE CONTROL DRUG DELIVERY THROUGH PATCH PATENT GRANT CLARIFICATION

Key points:

- **USA patent granted for new technology**
- **Pharmaceutical patch allows controlled delivery of drug over time using electro-magnetic energy**
- **Delivery of drug able to be activated and varied via remote control**
- **An additional technology for Norwood**

Medical technologies group Norwood Abbey Ltd [ASX:NAL] confirms the grant by the United States Patent Office US Patent Number 6,689,380, "Remote and local controlled delivery of pharmaceutical compounds using electromagnetic energy".

The technology covered by the patent allows for the delivery of pharmaceutical compounds through the skin. It uses a microprocessor controlled device, which regulates and transmits radiofrequency energy or microwave energy into a patch containing the compound, to control the rate of delivery to the patient.

This technology is not related to Norwood's laser technology and represents an additional drug delivery opportunity. Norwood intends to seek third party interest in progressing development of the concept.

The technology envisages a device akin to a wrist watch housing a drug vial, which can be activated either locally or remotely. Thus, for remote administration, medical professionals would be able to control the timing and dosage of delivery of the compound via an internet connection (including via satellite).

The device would be particularly applicable in the administration of drugs for acute pain management, as well as in the administration of insulin for diabetics..

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australian Investor Contact
Michael Kotowicz
RADAR Investor Relations
61-2-8233-6102

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

FILE NUMBER: 82-34754

Norwood Abbey Limited and its Controlled Entities

ACN 085 162 456

FINANCIAL REPORT
FOR THE HALF YEAR ENDED
31 DECEMBER 2003

NORWOOD ABBEY LIMITED

DIRECTORS' REPORT

The directors of Norwood Abbey Limited submit herewith the financial report for the half-year ended 31 December 2003. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during or since the end of the half-year are:

Name

Mr. P.J. Hansen

Mr. D.M. Ryan

Mr. R.S. Lewis

Dr. J.E. Jefferis

Review of Operations

The consolidated operating loss after income tax for the half-year ended 31 December 2003 was $6,524,204 (2002: $3,548,850).

The increase in operating costs for the six months ended 31 December 2003 reflect the following key activities during the period:

- Branding and launch of the LAD into the United States.
- Costs to secure key agreements with commercialisation partners.
- The ramp-up of Immunology as the project moves towards US based clinical trials.
- *Initial costs associated with the potential listing of Norwood Immunology Limited on an overseas stock exchange.*

During the six months ended 31 December 2003, the company has raised equity of $14.4 million which leaves the company in a strong position to achieve the goals outlined in the Annual General Meeting on 27 November 2003.

Laser Assisted Drug Delivery (LAD)
During the six months ended 31 December 2003, the company, through its manufacturing partner LightMed Corporation of Taiwan, commenced manufacture of the Laser Assisted Drug Delivery system. In an effort to prepare for the launch of the product, Norwood entered into a commercialisation partnership with MedNet International for distribution into Asia. Training of a number of distributors and representatives in both Asia and the United States of America was also completed during the six months. In early November 2003 the company officially launched the product at the American Academy of Paediatricians in New Orleans. Substantial sales leads are currently being pursued.

Immunology
On 10 November 2003 Norwood Abbey Limited signed an exclusive licence arrangement with TAP Pharmaceutical Products Inc., headquartered in Lake Forest, Illinois USA.
Under the terms of this exclusive licence agreement, Norwood Immunology Limited has licensed its immunology intellectual property to TAP for commercialisation in the United States, utilizing TAP's GnRH analogue, Lupron Depot®. This combined initiative will explore the use of Lupron Depot in regenerating the thymus gland and, in turn, "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases. All rights under this agreement have been assigned to Norwood Immunology Limited.

Under the terms of licence, Norwood Immunology Limited expects to receive a milestone payment and royalty payments from TAP, based upon incremental sales in the immunology arena. Initial studies include human trials to be held at five leading cancer hospitals in the United States, United Kingdom and Australia. The results are expected to support the human trials conducted late in 2002 in leukaemia and lymphoma patients who have undergone bone marrow transplant following chemotherapy at the Peter MacCallum Cancer Centre and the Alfred Hospital in Melbourne.

Rounding Off of Amounts

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the financial report are rounded off to the nearest thousand dollars.

Signed in accordance with a resolution of the directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the directors

....

Mr. P.J. Hansen
Director
Melbourne, 27 February 2004.

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

505 Bourke Street
Melbourne VIC 3000
GPO Box 78B
Melbourne VIC 3001 Australia

DX 111
Tel: +61 (0) 3 9208 7000
Fax: +61 (0) 3 9208 7001
www.deloitte.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF NORWOOD ABBEY LIMITED

Scope

We have reviewed the financial report of Norwood Abbey Limited for the half-year ended 31 December 2003 as set out on pages 4 to 13. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half-year or from time to time during the half-year, comprising Norwood Immunology Limited, Norwood Immunology Holdings Pty Limited, Norwood Immunology Inc, Norwood Abbey Inc, Electrospect Inc, Spectral Biosystems Inc, and Eliza Inc. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Norwood Abbey Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia and ASX Listing Rules as they relate to Appendix 4D.

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

G. J. McLean
Partner
Chartered Accountants
Melbourne, 27 February 2004

Member of
Deloitte Touche Tohmatsu

NORWOOD ABBEY LIMITED

DIRECTORS' DECLARATION

The directors declare that:

a) the attached financial statements and notes thereto comply with Accounting Standards;

b) the attached financial statements and notes thereto give a true and fair view of the financial position and performance of the company and the consolidated entity;

c) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

On behalf of the directors

....
Mr. P.J. Hansen
Director

Melbourne, 27 February 2004

NORWOOD ABBEY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	Note	Consolidated Half-Year Ended 31 Dec 03 $'000	Consolidated Half-Year Ended 31 Dec 02 $'000
Revenue from ordinary activities		92	76
Expenses from ordinary activities		(6,610)	(3,618)
Borrowing costs		(6)	(7)
Loss From Ordinary Activities Before Income Tax Expense	2	(6,524)	(3,549)
Income tax expense relating to ordinary activities		-	-
Net Loss		(6,524)	(3,549)
Net loss attributable to outside equity interest		(105)	-
Total Changes In Equity Other Than Those Resulting From Transactions With Owners As Owners		(6,419)	(3,549)
Earnings Per Share			
Basic (cents per share)		(0.05)	(0.03)
Diluted (cents per share)		(0.05)	(0.03)

Notes to the financial statements are included on pages 8 to 13.

NORWOOD ABBEY LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2003

	Note	Consolidated 31 Dec 03 $'000	Consolidated 30 June 03 $'000
CURRENT ASSETS			
Cash assets		10,438	6,255
Receivables	6	244	171
Inventories	7	495	131
Other	8	518	237
TOTAL CURRENT ASSETS		11,695	6,794
NON-CURRENT ASSETS			
Other financial assets	9	6	6
Plant and equipment	10	1,004	1,079
Intangibles	11	11,370	11,012
Other	12	21,597	19,115
TOTAL NON-CURRENT ASSETS		33,977	31,212
TOTAL ASSETS		45,672	38,006
CURRENT LIABILITIES			
Payables	13	2,285	2,913
Interest-bearing liabilities	14	99	118
Provisions	15	296	263
TOTAL CURRENT LIABILITIES		2,680	3,294
NON-CURRENT LIABILITIES			
Provisions	16	189	-
TOTAL NON-CURRENT LIABILITIES		189	-
TOTAL LIABILITIES		2,869	3,294
NET ASSETS		42,803	34,712
EQUITY			
Contributed equity	17	75,321	60,934
Accumulated losses	18	(33,781)	(27,362)
Capital reserve	19	(57)	(57)
Parent entity interest		41,483	33,515
Outside equity interest	20	1,320	1,197
TOTAL EQUITY		42,803	34,712

Notes to the financial statements are included on pages 8 to 13.

NORWOOD ABBEY LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE HALF-YEAR YEAR ENDED 31 DECEMBER 2003

	Consolidated	
	Half-Year Ended 31 Dec 03 $'000 Inflows (Outflows)	Half-Year Ended 31 Dec 02 $'000 Inflows (Outflows)
Cash Flows From Operating Activities		
Receipts from customers	37	19
Payments to suppliers and employees	(5,765)	(3,463)
Interest received	90	60
Interest paid	(6)	(7)
Other revenue	2	1
Net cash used in operating activities	(5,642)	(3,390)
Cash Flows From Investing Activities		
Payment for acquisition of plant and equipment	(162)	(50)
Proceeds on sale of plant and equipment	-	-
Payment for acquisition of intangible assets	(1,506)	(658)
Research and development costs paid	(2,725)	(1,319)
Net cash used in investing activities	(4,393)	(2,027)
Cash Flows From Financing Activities		
Repayment of borrowings - lease	(19)	(18)
Payment of share issue costs	(150)	(285)
Proceeds from issue of shares	14,387	4,332
Net cash provided by financing activities	14,218	4,029
Net Increase/(Decrease) In Cash Held	4,183	(1,388)
Cash at beginning of the half-year	6,255	2,602
Cash At The End Of The Half-Year	10,438	1,214

Notes to the financial statements are included on pages 8 to 13.

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

1. BASIS OF PREPARATION

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001, Accounting Standards and AASB 1029 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the 2003 annual financial report.

Significant Accounting Policies

The accounting policies adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the 2003 annual financial report.

2. SIGNIFICANT TRANSACTIONS

Equity

During the half-year the entity raised funds in excess of $14 million as follows:

- $11 million upon the exercise of options for fully paid ordinary shares in Norwood Abbey Limited expiring 31 December 2003;
- subscription of US$2 million by issue of new ordinary shares to TAP Pharmaceutical Products, the entity's pharmaceutical partner for the Immunology project in the USA;
- completion and receipt of the final call of the $1.4 million on 7.1 million partly paid shares issued in the year ended 30 June 2003.

3. CONTINGENT LIABILITIES

In addition to the contingent liabilities disclosed in the 2003 financial report, which have not changed, the entity has engaged KBC Peel Hunt as the Nominated Adviser to lead the planned listing of Norwood Immunology Limited, a controlled entity, on the London Alternative Investment Market Exchange (AIM). The service agreement provides for the payment of a success fee. The fee is estimated at $1,067,362.

4. SUBSEQUENT EVENTS

In January 2004, the entity received $1.6 million relating to the exercise of 3.2 million options for fully paid ordinary shares in Norwood Immunology Limited, a controlled entity. The issue of these shares resulted in a change to the entity's share holding in Norwood Immunology Limited from 94.6% to 91.7%.

There has not been any other matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial period, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial periods.

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED 31 Dec 03 $'000	CONSOLIDATED 30 June 03 $'000
6. CURRENT RECEIVABLES		
Trade receivables	56	92
Goods and services tax (GST) recoverable	128	32
Other receivables	60	47
	244	171
7. CURRENT INVENTORIES		
Raw materials – at cost	339	37
Work in progress – at cost	156	-
Finished goods – at cost	-	94
	495	131
8. OTHER CURRENT ASSETS		
Prepayments	518	237
9. OTHER NON-CURRENT FINANCIAL ASSETS		
At cost:		
Shares and options	6	6

10. PLANT AND EQUIPMENT

	Consolidated			
	Leasehold Improvements at cost $'000	Plant and Equipment at cost $'000	Equipment Under Finance Lease $'000	TOTAL $'000
Gross Carrying Value				
Balance at 30 June 2003	169	1,937	230	2,336
Additions	-	169	-	169
Disposals	-	(59)	-	(59)
Balance at 31 December 2003	169	2,047	230	2,446
Accumulated Depreciation/Amortisation				
Balance at 30 June 2003	(125)	(1,004)	(128)	(1,257)
Disposals	-	26	-	26
Depreciation expense	(28)	(164)	(19)	(211)
Balance at 31 December 2003	(153)	(1,142)	(147)	(1,442)
Net Book Value				
As at 30 June 2003	44	933	102	1,079
As at 31 December 2003	16	905	83	1,004

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

	CONSOLIDATED	
	31 Dec 03 $'000	30 June 03 $'000
11. INTANGIBLES		
Intellectual property at cost	600	600
Licence fees at costs	348	-
Patents at cost	4,985	4,208
Patents at cost on acquisition	11,824	11,824
Accumulated amortisation	(6,387)	(5,620)
	10,422	10,412
	11,370	11,012
12. OTHER NON-CURRENT ASSETS		
Deferred research and development costs	21,597	19,115
Accumulated amortisation	-	-
	21,597	19,115
13. CURRENT PAYABLES		
Trade payables	1,312	2,475
Accrued payables	973	438
	2,285	2,913
14. CURRENT INTEREST-BEARING LIABILITIES		
Secured finance lease liability	99	118
15. CURRENT PROVISIONS		
Employee benefits	198	221
Surplus lease space	98	42
	296	263
Number of Employees	**No**	**No**
Number of employees at the end of the period	29	23

	CONSOLIDATED 31 Dec 03 $'000	CONSOLIDATED 30 June 03 $'000
16. NON-CURRENT PROVISIONS		
Surplus lease space	189	-
17. CONTRIBUTED EQUITY		
Contributed Equity		
141,735,906 fully paid ordinary shares (30 June 2003: 125,143,351)	75,321	58,523
nil partly paid shares (30 June 2003: 7,090,909)	-	2,411
	75,321	60,934

Fully paid ordinary shares carry one vote per share and carry the right to dividend.

	31 Dec 03 $'000	30 June 03 $'000
Movements in contributed equity		
Balance at beginning of the period	60,934	
Issue of shares	14,387	
Share issue costs	-	
Balance at end of the half-year	75,321	
18. ACCUMULATED LOSSES		
Balance at beginning of financial year	(27,362)	(17,952)
Net loss	(6,419)	(9,410)
Dividends provided or paid	-	-
Balance at end of financial year	(33,781)	(27,362)
19. RESERVES		
Capital	(57)	(57)
Capital Reserve		
Balance at the beginning of the financial year	(57)	-
Capital raising costs attributable to parent entity holding in subsidiary	-	(57)
Balance at the end of the financial year	(57)	(57)
20. OUTSIDE EQUITY INTEREST		
Outside equity interests in controlled entities comprises:		
Contributed equity	1,428	1,200
Share issue costs	(3)	(3)
Accumulated losses	(105)	-
	1,320	1,197

NORWOOD ABBEY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

21. SEGMENT INFORMATION

Segment Revenues

	External Sales 31 December		Inter-segment 31 December		Other 31 December		Total 31 December	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Laser Assisted Drug Delivery Project	-	16	-	-	-	-	-	16
Immunology Project	-	-	-	-	-	-	-	-
Microneedle Project	-	-	-	-	-	-	-	-
Needle-less Project	-	-	-	-	-	-	-	-
Gene Transfer Project	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total of all segments		16					-	16
Eliminations							-	-
Unallocated							92	60
Consolidated							92	76

Segment results

	31 December 2003 $'000	31 December 2002 $'000
Laser Assisted Drug Delivery Project	(1,978)	(1,126)
Immunology Project	(1,943)	-
Microneedle Project	(13)	(25)
Needle-less Project	-	-
Gene Transfer Project	-	(2)
Other	-	-
Total of all segments	(3,934)	(1,153)
Eliminations	375	-
Unallocated	(2,965)	(2,396)
Loss from ordinary activities before income tax expense	(6,524)	(3,549)
Income tax expense relating to ordinary activities	-	-
Loss from ordinary activities after related income tax expense	(6,524)	(3,549)
Extraordinary items	-	-
Net Loss	(6,524)	(3,549)

21. SEGMENT INFORMATION (cont'd)

Segment assets and liabilities

	Assets 31 December 2003 $'000	Assets 31 December 2002 $'000	Liabilities 31 December 2003 $'000	Liabilities 31 December 2002 $'000
Laser Assisted Drug Delivery Project	21,863	22,660	330	369
Immunology Project	6,316	3,132	1,381	231
Microneedle Project	5,250	4,788	-	34
Needle-less Project	597	78	68	16
Gene Transfer Project	-	967	-	9
Other	-	-	-	-
Total of all segments	34,026	31,625	1,779	659
Eliminations	-	-	-	-
Unallocated	11,646	1,764	1,090	594
Consolidated	45,672	33,389	2,869	1,253

Other segment information

	Laser Assisted Drug Delivery Project 6 months to 31 December 2003 $'000	2002 $'000	Immunology Project 6 months to 31 December 2003 $'000	2002 $'000	Microneedle Project 6 months to 31 December 2003 $'000	2002 $'000	Needle-less Injection System Project 6 months to 31 December 2003 $'000	2002 $'000	Gene Transfer Project 6 months to 31 December 2003 $'000	2002 $'000
Acquisition of segment assets	970	549	2,479	234	13	306	187	78	-	104
Depreciation and amortisation of segment assets	749	894	-	-	13	25	-	-	-	2
Other non-cash expenses	-	-	-	-	-	-	-	-	-	-

Geographical Segment Information

The company operates predominantly in Australia, performing research, development and commercialisation of medical technologies relating to drug delivery and therapies.

22. DIVIDENDS

No dividends were paid or declared since the start of the financial year and the directors do not recommend the payment of a dividend in respect of its current or preceding financial years.

NORWOOD ABBEY LIMITED

RESULTS FOR ANNOUNCEMENT TO THE MARKET

FOR THE HALF-YEAR ENDED 31 DECEMBER 2003

		Percentage change		$'000
Revenue from ordinary activities	up	21%	to	92
Loss from ordinary activities after tax attributable to members	up	80.86%	to	6,419
Profit (loss) from extraordinary items after tax attributable to members		gain(loss) of		NIL
Net loss for the period attributable to members	up	80.86%	to	6,419

Dividends	Amount per security	Franked amount per security
Interim dividend	Nil	Nil
Previous corresponding period	Nil	Nil
Record date for determining entitlements to the dividend	Not applicable	

	As at 31 Dec 03	As at 31 Dec 02
Net Tangible Assets Per Security	$0.22	$0.17

Brief explanation of the figures reported above:

Earning per share for the half-year ended 31 December 2003 is a loss $0.05 (31 December 2002 a loss $0.03).
For further explanation of the reported figures see the attached financial statements and Directors declaration, which has been subject to review by Norwood Abbey Limited independent auditors.

FILE NUMBER: 82-34754

N O R W O O D | A B B E Y

Norwood Abbey Ltd ABN 20 085 162 455
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

NEEDLE-FREE INJECTION DEVICE – ACCELERATED DEVELOPMENT

Key points:

- **Norwood's third technology moves towards commercialisation**
- **Commitment to accelerated development program with new MIT agreement**
- **Fully operational device and animal data targeted in 2004**
- **Norwood device aimed at addressing infection risks of needles and syringes**
- **Norwood development aimed to overcome delivery control problems associated with alternative needle-free techniques**
- **Norwood device being designed to be price competitive with syringes (conventional & retractables)**
- **Norwood device being designed to be silent and to minimise pain**
- **Billion dollar markets annually in both human and veterinary fields**
- **Intellectual Property controlled exclusively by Norwood**

Melbourne-based medical technologies company Norwood Abbey Ltd [ASX:NAL] announces that it will take the next steps towards development and commercialisation of its third technology, the needle-free injection device.

The signing of a new agreement with Massachusetts Institute of Technology ("MIT") heralds a commitment to an accelerated development program at the Bio-Instrumentation Laboratory under the direction of Professor Ian Hunter.

Norwood's decision for an aggressive program follows the successful development of the prototype needle-free injection device at MIT during the 2002-2003 laboratory program.

Work at MIT will commence immediately. Primary targets for 2004 are the development of a fully-operational needle-free injection device together with animal data demonstrating the key competencies of the technology.

The Norwood needle-free device is being developed to overcome the risks of needle-stick injuries associated with conventional syringes and needles. Approximately one million U.S healthcare professionals suffer from accidental needle-stick injuries each year. Approximately 4000 of these healthcare workers contract Hepatitis B, Hepatitis C or HIV from these needle-stick injuries.

The device will comprise a re-usable applicator with inbuilt microprocessor together with a single-use disposable drug/vaccine vial. The disposable component is expected to be priced very competitively with conventional syringes and retractable syringes

Norwood's needle-free device is being developed to also address the problems associated with alternative gas and spring powered needle-free technologies. The Norwood device is being designed to also enable precise control of the force so as to ensure delivery of the exact dose of a drug. In addition, the design of the device is aimed at being able to vary the delivery parameters according to patient skin characteristics.

In addition to the safety benefits the Norwood device has been designed to be silent and to minimise pain.

The needle-free injection device will target a medical market estimated by the World Health Organisation at 16 billion injections per annum. Additionally, the veterinary market for injections also runs to many billions of procedures per annum.

Norwood Executive Chairman Peter Hansen states:

"Norwood is excited at the prospect of providing a unique and cost-effective solution to the needle-stick injury problem that causes such a great financial and human cost. The Norwood initiative aligns with increasing government actions to require medical employers to improve safety levels in the working environment. The new arrangements with the pre-eminent MIT Bio-Instrumentation Laboratory are a major step in achieving the objective of eliminating needle-stick injuries".

Norwood's device uses a novel, patented and extremely fast and powerful pump that fires the drug at the skin with sufficient force to penetrate it without the use of needles. The basis of the technology is the use of shape memory alloy fibres, which produce considerable force when the molecular structure of the shape memory alloy is changed by the application of a low electric current being applied. A computer in the device senses the thickness of the patient's skin and varies the electrical current in order to produce the appropriate level of force to deliver the drug as quickly and painlessly as possible.

Norwood holds an exclusive licence over the core shape memory alloy technology from McGill University, Canada and has filed an extensive patent portfolio in relation to the needle-free application.

As development at MIT progresses, Norwood intends to seek commercial partnering arrangements in both the medical and veterinary fields. These arrangements will require partners with the capabilities to complete product development, conduct clinical trials, obtain the relevant regulatory approvals and aggressively launch the product into the market.

A more detailed background paper will be published on the Company's website over the coming week.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australian Investor Contact
Michael Kotowitz
Radar Investor Relations
61-2-8233-6102

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

FILE NUMBER: 82-34754

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

USA PATENT GRANTED

Key Points:

- ***Patent grants in USA:***
- ***Further Strengthens Norwood Abbey's Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that further patents have granted.

The United States Patent and Trademark Office has granted US Patent Number 6,689,380 "Remote and local controlled delivery of pharmaceutical compounds using electromagnetic energy".

The summary of claims of the patent states:

"The patent relates to a system for controlling and increasing the rate of delivery of a pharmaceutical to a patient. The system includes a microprocessor controlled device, which regulates and transmits radiofrequency energy or microwave energy into a patch containing a pharmaceutical, to control the rate of pharmaceutical delivery to the patient.

The granting of the patents further strengthens Norwood's intellectual property position in the laser area.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australian Investor Contact
Michael Kotowitz
Radar Investor Relations
61-2-8233-6102

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

FILE NUMBER: 82-34754

NORWOOD ABBEY

NORWOOD ABBEY RECEIVES ADDITIONAL FDA 510(K) APPROVAL FOR ITS LASER-ASSISTED TRANSDERMAL DRUG DELIVERY DEVICE

Norwood Abbey Ltd. (ASX: NAL) today announced that the U.S. Food and Drug Administration (FDA) has granted an additional 510(k) marketing clearance for the Company's Laser-Assisted Drug Delivery (LAD) technology – Epiture Easytouch Product. The Product is currently cleared for "ablation of the outer layer of the skin prior to the application of OTC topical 4% lidocaine cream, for local dermal anaesthesia".

Norwood sought a special 510K clearance that will allow the Product to treat patients at lower energy levels, creating additional market opportunities. As announced earlier this week, sales of Norwood's Epiture Easytouch Product under the pre-existing 510K clearance from the FDA have commenced in the USA.

This Product, which is comprised of a laser device together with single-use disposable tips, is designed to painlessly and temporarily alter the stratum corneum, or outer layer of skin, allowing for more efficacious delivery of topically applied drugs.

The Company recently announced its first sales into the US market and commercialisation is proceeding as planned with strong interest being shown in the product.

For further information about Norwood, visit the Company's web site at www.norwoodabbey.com

Australian Investor Contacts:
RADAR Investor Relations
Michael Kotowicz
+61 2 8233 6102

U.S. Investor Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
www.lhai.com

FILE NUMBER: 82-34754

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile: 61 3 9782 7334
norwood@norwoodabbey.com.au

FIRST LASER PRODUCT SALES IN USA MARKET

Key points:

- ***First sales of LAD devices and disposable tips***
- ***Product evaluations generating strong interest in new product***

Norwood Abbey Limited (ASX:NAL) advises that it has made its first sales in the U.S.A. for its Laser Assisted Drug Delivery technology - Epiture Easytouch Product - .

The product concept has been developed to alleviate the pain associated with needle-stick procedures. The Epiture Easytouch product is used in conjunction with "OTC" (Over the Counter) topical anesthetics (4% Lidocaine) for the rapid onset of anesthesia prior to needle-stick procedures.

Epiture Easytouch was launched last November at the American Academy of Pediatrics (AAP) in New Orleans using the slogan "Ouch Free Technology", shown below, and received a very positive response at the conference.

epiture easytouch™
Ouch-free technology

...aren't such a pain

A full complement of customer and sales support programs and materials is available on Norwood's specially designed website at www.epitureeasytouch.com.

During the past six months, in the USA, Norwood has focussed on preparing for product sales through:

- o Training field sales personnel and conducting initial sales calls
- o Conducting key reference customer demonstrations and evaluations
- o Exhibiting at major industry conferences in support of the product launch
- o Establishing and validating all logistics, customer service and support operations
- o Delivery of commercial product from the sub-contract manufacturer

As a result of the release of the product last November and ongoing advertising activities a large number of hospitals and clinics have requested product demonstrations and/or evaluations

As previously reported in support of the commercial strategy for Europe, Norwood is progressing toward the granting of the CE Mark for the product, a requirement to promote the product in Europe. The CE Mark is expected during the first half of 2004.

To find out more about the company, visit www.norwoodabbey.com

Australian Investor Contact
Michael Kotowicz
Radar Investor Relations
61-2-8233-6102

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 162 435
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

EUROPEAN PATENTS GRANTED

Key Points:

- ***Patents grant in key European countries:***
  Austria, Belgium, Denmark, France, Germany, Great Britain, Greece, Ireland, Italy, Netherlands, Portugal, Spain, Switzerland and Sweden.
- ***Further Strengthens Norwood Abbey's Intellectual Property position***

Norwood Abbey Ltd [ASX:NAL] advises that further patents have granted.

The European Patent Office ("EPO") has granted European Patent Number 1133952– "Laser perforator with container" and European Patent Number 1133953- "Laser Perforator with beam splitter or acousto-optical modulator".

The company is pleased to advise that the patents have been validated in the following countries:
Austria, Belgium, Denmark, France, Germany, Great Britain, Greece, Ireland, Italy, Netherlands, Portugal, Spain, Switzerland and Sweden

European Patent Number 1133952– "Laser perforator with container" relates to a device for perforation of skin for withdrawing blood or administering pharmaceuticals. The device incorporates a laser, which produces a laser beam that is specifically focused to perforate the skin and a container for the collection of blood or debris from the perforated tissue.

European Patent Number 1133953- "Laser Perforator with beam splitter or acousto-optical modulator" relates to a device for perforation of skin for the purpose of withdrawing blood or administering pharmaceuticals. The device incorporates a laser, which produces multiple laser beams specifically focused to perforate the skin. Optionally a container can be incorporated for the collection of blood or debris from the perforated tissue.

The granting of the patents further strengthens Norwood's intellectual property position in the laser area.

For further information about Norwood, visit the company's website at www.norwoodabbey.com

Australian Investor Contact
Michael Kotowitz
Radar Investor Relations
61-2-8233-6102

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

FILE NUMBER: 82-34754

N O R W O O D A B B E Y

Norwood Abbey Ltd ABN 20 085 162 456
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

FIRST PATENT GRANTED FOR NORWOOD IMMUNOLOGY PROJECT

Key Points:

- First granted patent in Immunology intellectual property portfolio
- Granted claims are extensive and cover key aspects of the Immunology technology
- Patent granted for South Africa

Norwood Abbey Ltd [ASX:NAL] advises that the first patent relating to its Immunology Project has been granted.

Norwood Immunology has an extensive portfolio of patent applications incorporating in excess of 100 applications covering all major worldwide markets.

The patent is for South Africa and the granted claims are extensive and cover key aspects of the Norwood Immunology technology.

The summary of the granted claims relate to:

"Use of a compound such as luteinizing hormone-releasing hormone analogues (GnRH analogues), that disrupts sex steroid signaling (for modifying T cell population makeup or increasing the number of T cells) in a patient in the treatment or prevention of: an autoimmune disease; a hypersensitivity disease; cancer, including where the patient has undergone chemotherapy and/or radiation therapy and/or bone marrow transplantation; an infectious agent, including HIV; organ or bone marrow transplantation rejection; and vaccination against an infectious agent or a tumour cell."

Norwood's Immunology technology is based on the use of GnRH analogue drugs, to regenerate the thymus gland and, in turn, "re-boot" the body's immune system to produce new T cells, enabling patients to better recover from life-threatening diseases.

The listing of Norwood Immunology, a subsidiary of Norwood Abbey, on London's AIM exchange is progressing to plan. As previously reported KBC Peel Hunt has been appointed as nominated adviser for the listing and it is the current intention of the Norwood Abbey Board to seek a listing for Norwood Immunology Limited in the first half of 2004, subject to market conditions.

Australia Company Contacts
Bernie Romanin,
Investor Relations
bromanin@norwoodabbey.com.au
61 (0)3-9782 7333
www.norwoodabbey.com

U.S. Investor Contacts
Lippert Heilshorn & Assoc.
Kim Sutton Golodetz
kgolodetz@lhai.com
Bruce Voss
310-691-7100
Bvoss@lhai.com
www.lhai.com

FILE NUMBER: 82-34754

NORWOOD ABBEY

Norwood Abbey Ltd ABN 20 085 [illegible]
63 Wells Road, Chelsea Heights Victoria 3196 Australia
Telephone 61 3 9782 7333
Facsimile 61 3 9782 7334
norwood@norwoodabbey.com.au

Norwood Abbey Completes Level One ADR Listing

Norwood Abbey Limited (ASX: NAL) today announced the successful first step of its plans to list on NASDAQ, with a Level One American Depositary Receipt program being declared effective by the US Securities and Exchange Commission (SEC). The Bank of New York was previously appointed as the depositary bank for the Level One American Depositary Receipt program.

Mr. Peter Hansen, Norwood Abbey's Chairman and CEO, says the program will open up the important US capital markets for the company. Norwood Abbey had previously announced its intention of pursuing a NASDAQ listing in the USA using American Depositary Receipts (ADRs). The New York based investment bank, Global Markets Capital Group, is managing the listing process.

The code for Norwood Abbey's ADR is NABYY and its CUSIP Number is 669577108. Trading activity may be viewed on the Bloomberg Website: www.bloomberg.com.

Each Norwood Abbey ADR represents 10 ordinary shares of Norwood Abbey, as traded in the Australian market.

For the benefit of shareholders the following information is provided:

About ADRs

ADRs are commonly used to facilitate US investors investing in foreign companies not listed in the USA. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank, The Bank of New York, to issue Depositary Receipts. Depositary Receipts may trade freely, just like any other security, in the OTC market.

Norwood Abbey Sponsored Level One Depositary Receipts

Norwood Abbey has entered a sponsored Level One1 ADR program, which is a convenient way to access the US market. The company's Level One Depositary Receipts are traded in the US OTC market. The company does not have to comply with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) disclosure. Essentially a sponsored Level One Depositary Receipts program allows companies to enjoy the benefits of a publicly traded security in the US without changing its current reporting process.

US brokers may deal either directly in Norwood Abbey shares or in ADRs. Some USA investors, particularly certain domestic mutual funds, are constrained from investing directly in foreign securities and ADRs provide the opportunity for them to invest in ASX listed Norwood Abbey.

For more information contact:

Mr. Peter Hansen
CHAIRMAN AND CEO
Norwood Abbey Limited
Melbourne, Victoria, Australia
+61 3 9782 7333

Mr. Mark R Saunders
PRESIDENT
Global Markets Capital Group
New York, New York
0011 1 212 808 9700

www.norwoodabbey.com